5/18

04030162

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Online (Bermuda) Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3654 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/18/04

ARLS
12-31-03

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

2003
Annual Report



Contents

Board of Directors

Ms. Chong Sok Un	*(Chairman)*
Dato' Wong Peng Chong	*(Executive Director)*
Mr. Kong Muk Yin	*(Executive Director)*
Mr. Cheng Mo Chi, Moses	*(Independent Non-executive Director)*
Mr. Lo Wai On	*(Independent Non-executive Director)*

Secretary

Ms. Fung Ching Man, Ada

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants

Registered Office

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

Head Office and Principal Place of Business in Hong Kong

47/F, China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Website

http://www.chinaonline.com.hk

Principal Bankers

Bank of China (Hong Kong) Limited
CITIC Ka Wah Bank Limited
Société Générale

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

Solicitors

P.C. Woo & Co.
Fred Kan & Co.
Kai Wen Law Firm

Hong Kong Branch Share Registrars

Tengis Limited
G/F., Bank of East Asia
Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 3 June 2004 at 10:00 a.m. for the following purposes:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.

2. To consider and, if thought fit, declare a final dividend.

3. To re-elect Directors and authorize the board of Directors (the "Board") to fix their remuneration.

4. To re-appoint Auditors and authorize the Board to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the necessary resolutions with or without amendments granting a general mandate to the Directors:–

   i. to repurchase securities of the Company not exceeding 10% of its issued share capital as at the date of passing of the relevant resolution;

   ii. to issue additional securities of the Company not exceeding 20% of its issued share capital as at the date of passing of the relevant resolution; and

   iii. to extend the authority under sub-paragraph (ii) above by the addition thereto of such number of securities representing the aggregate nominal amount of capital repurchased pursuant to the authority under sub-paragraph (i) above.

6. As special business, to consider and, if thought fit, pass the necessary special resolutions changing the English name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" and adopting "亞洲太平洋資本集團有限公司" as the Chinese name of the Company for purposes of identification, subject to the respective approvals by the companies registries in Bermuda and Hong Kong having been obtained.

7. As special business, to consider and, if thought fit, pass the necessary special resolutions amending the bye-laws of the Company (the "Bye-Law(s)") in the following manner in accordance with amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited effective as of 31 March 2004 (the "New Rules"):–

   i. Amending Bye-Law numbered 1 to update the list of definitions thereunder in accordance with the New Rules;

   ii. Amending Bye-Law numbered 76 to permit proxies to vote at general meetings on a show of hands;

   iii. Inserting a new Bye-Law numbered 76(B) to require members of the Company to abstain from voting in particular situations in accordance with the New Rules;

   iv. Amending Bye-Law numbered 81 to permit proxies to vote at general meetings on a show of hands;

   v. Amending Bye-Law numbered 84 such that instruments of proxy include, without limitation, two-way proxies to reflect the stipulations under the New Rules;

   vi. Amending Bye-Laws numbered 98(H) to 98(K) such that any material interest of a Director include those of his associate(s) as defined under and in accordance with the New Rules; and

   vii. Inserting a new Bye-Law numbered 103(B) to require notice of intention to elect and be elected as Director to be lodged with the Company within the time frame stipulated under the New Rules.

The full text of the proposed resolutions referred to above is available for inspection at the principal place of business of the Company in Hong Kong at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong from the date hereof to the date of the Annual General Meeting and a circular containing the same will be delivered together with a copy of this notice and the 2003 Annual Report to the registered members of the Company.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16 April 2004

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

Dear Shareholders,

On behalf of the Board of Directors of the Company (the "Board"), I have pleasure to report on the operation and other aspects of the Group for the year ended 31 December 2003.

FINANCIAL RESULTS

Turnover of the Group for the year ended 31 December 2003 was HK$487,708,000 representing a 62.3% decrease as compared to that of the year 2002 which mainly attributed to the reduced securities trading activities in year 2003. The Group recorded a net profit attributable to shareholders of HK$292,078,000 for the year ended 31 December 2003 versus a net loss of HK$602,914,000 recorded for the year 2002. Earnings per share for the year 2003 was HK$0.79 versus a loss per share of HK$1.62 as recorded in the year 2002. As at 31 December 2003, the Group's net asset value per share was HK$2.97 (2002: HK$2.15 as adjusted for the Capital Reorganization as mentioned herein below under Section "Review of Operations").

DIVIDENDS

An interim dividend of HK$0.01 per share was paid during the year 2003 (2002: Nil). The Directors recommended the payment of a final dividend of HK$0.04 per share (2002: Nil) amounting HK$14,859,000 to shareholders whose names appear on the Register of Members of the Company on 3 June 2004. Dividend warrants are expected to be dispatched on 30 June 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 31 May 2004 to Thursday, 3 June 2004, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

The first half of year 2003 was extremely challenging for Star Telecom Limited ("Star Telecom"), the Group's mobile handset distribution arm in Hong Kong, due to the outbreak of SARS amid the weak buying sentiment in the consumer market resulting in a 11.3% drop in turnover to HK$98.7 million for the full year as compared with that of the year 2002. With the improvement in the consumer market in the second half of year 2003 which, together with the conclusion of new distribution rights of several trendy mobile handset products including Innostream and Kejian, and a streamlined operation and cost structure, performance of Star Telecom turned out to be encouraging in the last quarter of year 2003.

The Group's trading and investment in financial instruments has recorded a turnover of HK$387.9 million for the year ended 31 December 2003 representing a 65.2% decrease as compared with that of year 2002. As a result of the continued rally in the financial markets starting from the second quarter of year 2003, performance of the Group's investment portfolio has been satisfactory during the year under review. The Group has rationalized its investment portfolio and partially realized its long term investment in Sun Hung Kai & Co. Limited ("SHK") in the first quarter of year 2003 which generated cash proceeds of HK$63.8 million and loan note of HK$212.8 million (redeemable on or before 7 March 2008 and carrying an interest of 4% per annum) which reduced its shareholding in SHK from 17.9% to 4.6%.

Of the Group's mobile phone distribution and intelligent building operations in the People's Republic of China ("PRC", "China Operations") which had been operating at losses for consecutive years, disposal of the China Operations was completed in March 2003 resulting in a gain of about HK$41.1 million.

During the year under review and in the pursue for investment opportunity, the Group has made a voluntary conditional offer to acquire all the issued shares of Fortuna International Holdings Limited ("Fortuna", "Fortuna Share") other than those already held by the Group and its concert parties at HK$0.02 per Fortuna Share (the "Fortuna Offer") valuing the entire issued share capital of Fortuna at approximately HK$79.87 million. The Fortuna Offer has not become unconditional as to acceptance and was lapsed on 26 May 2003.

As at 1 January 2003, the Company has 1,856,666,248 warrants outstanding, which entitled the holder to subscribe in cash at a price of HK$0.30 per share in the Company, subject to adjustment, at any time from the date of issue up to 6 June 2003 (both days inclusive). During the year, 256,507 warrants had been exercised and the remaining 1,856,409,741 warrants expired and lapsed as of 6 June 2003 triggering the realization of the Warrant Reserve which resulted in a gain on expiry of warrants of HK$90.4 million.

In order to rationalize its capital structure, the Group has proposed i) a reduction in the nominal value of the then existing issued and unissued share capital of the Company ("Capital Reduction"), ii) a reduction of the share premium account of the Company and the application of such credit together with the credit arising from the Capital Reduction to set off against the accumulated losses of the Company as at 31 December 2002, iii) the consolidation of every 25 reduced shares into one new share of HK$0.01 each ("Share Consolidation") and iv) the increase in the authorized share capital of the Company from HK$12 million to HK$300 million by the creation of 28,800,000,000 new shares following the completion of the Capital Reduction and the Share Consolidation (collectively "Capital Reorganization"). The Capital Reorganization was approved by shareholders at the Extraordinary General Meeting on 15 July 2003 and the whole exercise was completed on 25 August 2003.

LIQUIDITY AND FINANCING

The Group's non-current assets comprised mainly of investment properties of approximately HK$31.6 million, property, plant and equipment of approximately HK$12.3 million and long term investments of approximately HK$388.1 million. These non-current assets were principally financed by shareholders' fund. As at the year-end date, the Group has net current assets of approximately HK$671 million.

All of the Group's borrowings are arranged on short-term basis, repayable within 1 year and secured by certain investment properties, marketable securities and bank deposits. As at the year-end date, the Group has no borrowings.

As at 31 December 2003, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances) over shareholders' fund.

The Group has little foreign exchange exposure and the borrowings were mainly denominated in Hong Kong Dollars.

PLEDGE OF ASSETS

As at 31 December 2003, the Group has pledged assets with aggregate carrying value of HK$92,921,000 (2002: HK$172,121,000) to secure general loan facilities.

EMPLOYEES

The Group employed 43 (2002: 96) employees at the year-end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$10,457,000 (2002: HK$17,933,000) for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

Performance of Star Telecom during the first quarter of year 2004 continued to be satisfactory. Currently, Star Telecom is carrying four different mobile handset brand distributorships, namely Innostream, NEC, Alcatel and Kejian for different product positions and target market segments. In particular, Star Telecom is the sole distributor of Innostream's mobile handset products in Hong Kong and Macau. Following our successful introduction and promotion to the market, Innostream, a new Korean mobile handset brand, is now one of the top ten best selling brands in the Hong Kong market. To stay competitive, Star Telecom will continue to seek for distribution rights for trendy mobile phone products and other related products, carefully devise and implement its sale, marketing and product strategies and to control its overall cost structure. Star Telecom is also in the course of identifying appropriate business partner to jointly develop and explore other potential markets for its mobile handset products, DECT phone and other related products. In view of the newly launched 3G service in the market, Star Telecom will closely monitor its development and has actively approached those 3G handset suppliers for co-operation.

To take advantage of the prevailing buoyant stock market, the Group has abled to realize its 728,000,000 shares of Tian An China Investments Company Limited ("TA") from its trading portfolio on 19 February 2004 through private placement over the market, generated a gross cash proceed of HK$218.4 million which reduced the Group's shareholding in TA from 10.9% (as at 31 December 2003) to 2.9%.

With the constant review on its cost control, business scope, investment strategies and investment portfolio, the Group believes that it is in the right track to sustain its financial performance. Equipped with strong financial position and liquidity, the Group will continue its prudent and strategic approach in identifying investment opportunities in grossly undervalued companies and businesses in Hong Kong, PRC and around the Asia Pacific region that would bring in good cash flow, earnings and/or capital appreciation to the Group.

PROPOSALS FOR CHANGE OF NAME AND AMENDMENT OF BYE-LAWS OF THE COMPANY

The Directors propose to change the name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" (the "Change of Name") and to adopt a Chinese name of "亞洲太平洋資本集團有限公司" (the "Adoption of Chinese Name") for identification purposes upon the Change of Name becoming effective. The Company is an investment holding company and through its subsidiaries engaged in the sale and distribution of telecommunication and information technology products and equipment, securities trading and investments and strategic investment. The Directors consider that the proposed new name will better reflect the diversified nature of the principal activities of the Group.

Special resolutions will be proposed at the forthcoming Annual General Meeting (the "AGM") regarding the Change of Name and the Adoption of Chinese Name which, if passed, will only be effective subject to the respective approvals by the companies registries in Bermuda and Hong Kong having been obtained.

The Directors also propose to amend the bye-laws of the Company (the "Amendment of Bye-Laws") in order to conform to the constitutional requirements with respect to listed issuers under the revised Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited effective as of 31 March 2004. Special resolutions regarding the Amendment of Bye-Laws will be proposed at the AGM.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express our gratitude to our management team and staff for their hard works and dedications to the Group during this challenging year.

Chong Sok Un
Chairman

Hong Kong, 16 April 2004

EXECUTIVE DIRECTORS

Ms. Chong Sok Un, aged 49, was appointed as an executive director and chairman of the Company on 23 August 2002. She is an independent director of Fujian Minnan (Zhangzhou) Economy Development Co., Ltd., a public listed company in Shenzhen Stock Exchange, since September 2001. She had been a director and chief executive officer of Shenyin Wanguo (H.K.) Limited from 1992 to 2000. Ms. Chong holds a master's degree in business administration.

Dato' Wong Peng Chong, aged 60, was appointed as an executive director of the Company on 15 March 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and has served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 38, was appointed as an executive director of the Company on 13 May 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, an associate member of the Hong Kong Society of Accountants and a Chartered Financial Analyst.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Cheng Mo Chi, Moses, aged 54, was appointed as an independent non-executive director of the Company on 28 December 1999. He is a senior partner of Messrs. P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He also serves on the boards of various other listed companies as independent non-executive directors.

Mr. Lo Wai On, aged 42, was appointed as a non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Society of Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong. Mr. Lo is currently an independent non-executive director of Shanghai Allied Cement Limited.

SENIOR MANAGEMENT

Ms. Chen Sai Fang, aged 52, was appointed as the general manager of China division. Ms. Chen received education in China and was graduated with specialization in finance. With extensive knowledge and experience gained from the career in banking, finance and management fields for over 30 years, Ms. Chen has developed expertise in business management, investment project appraisals as well as various operations of securities and finance industry and thus earned high reputation among the industry, both inside and outside China. In 1986, she was awarded the title of Economist. Prior to joining the Company, Ms. Chen had held senior management positions at a provincial bank in PRC and a Hong Kong subsidiary of a sizable provincial company in PRC since 1986.

Mr. Chan Yau Shing, aged 39, was appointed as the general manager of Star Telecom Limited ("Star Telecom"), a wholly-owned subsidiary of the Company, in March 2003. Prior to assuming his present position, Mr. Chan was the Senior Manager of Star Telecom. Graduated from the Macquarie University, Australia with a master degree in Marketing Management, Mr. Chan has over 15 years of working experience in product & market development, sales management and business planning profession. Mr. Chan has substantial experience in telecommunication and hi-tech fields and has held various key positions in reputable companies like Chevalier (Paging Services) Limited and China Resources Peoples Telephone Company Limited.

Ms. Fung Ching Man, Ada, aged 37, is the company secretary of the Company. She is an associate member of The Institute of Chartered Secretaries and Administrators and has over 10 years of working experience in the company secretarial profession.

The directors of the Company (the "Director(s)") present their annual report and the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 39 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2003 are set out in the consolidated income statement on page 19.

An interim dividend of HK$0.01 per share amounting to HK$3,715,000 was paid to the shareholders of the Company (the "Shareholders") during the year. The Directors recommended the payment of a final dividend of HK$0.04 per share amounting to HK$14,859,000 to the Shareholders whose names appear on the register of members of the Company on 3 June 2004.

SHARE CAPITAL AND WARRANTS

Details of movements in the share capital and warrants of the Company during the year are set out in note 28 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity on page 22 and note 29 to the financial statements, respectively.

INVESTMENT PROPERTIES, AND PROPERTY, PLANT AND EQUIPMENT

The Group's investment properties, and land and buildings were revalued at 31 December 2003 and the resulting revaluation decreases of HK$1,060,000 and HK$68,000, respectively, have been charged to the consolidated income statement.

Details of these and other movements in the investment properties, and property, plant and equipment of the Group during the year are set out in notes 17 and 18 to the financial statements, respectively.

DIRECTORS AND SERVICE CONTRACTS

The Directors during the year and up to the date of this report were:–

Executive Directors:–

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors:–

Mr. Cheng Mo Chi, Moses
Mr. Lo Wai On
Mr. Tan Shao Hua (retired on 3 June 2003)

In accordance with clauses 99, 102 and 182 (vi) of the Company's bye-laws, Mr. Cheng Mo Chi, Moses ("Mr. Moses Cheng") will retire at the forthcoming annual general meeting. Under the Revised Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") which come into effect on 31 March 2004, Mr. Moses Cheng, being a senior partner of Messrs. P.C. Woo & Co., a solicitor firm which provides legal services to the Company, is deemed no longer independent. As such, Mr. Moses Cheng will not offer himself for re-election.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Other than as disclosed in note 37 to the financial statements, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 31 December 2003, the interests and short positions of the Directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:–

Long position in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	105,248,000 (Note)	–	105,248,000	28.33%

Note: Ms. Chong is deemed to have a corporate interest in 105,248,000 ordinary shares of the Company which are held by Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") in which Ms. Chong maintains a beneficial interest of 100%.

Save as disclosed above, as at 31 December 2003, none of the Directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares, underlying shares, or debentures of, the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:–

Long position in the shares of the Company

Name	Capacity	Number of shares held	Percentage held
Ms. Chong	Held by controlled corporation (Note)	105,248,000	28.33%
China Spirit	Held by controlled corporation (Note)	105,248,000	28.33%
Vigor Online	Beneficial owner	105,248,000	28.33%

Note: Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains a beneficial interest of 100%. Accordingly, China Spirit and Ms. Chong were deemed by the SFO to be interested in 105,248,000 shares of the Company.

Save as disclosed above, as at 31 December 2003, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest trade customers were less than 30% of total sales and the aggregate purchases attributable to the Group's five largest trade suppliers were less than 30% of total purchases.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

The Board of Directors

The full Board met 3 times in 2003. Directors' attendance was as follows:–

Name of Directors	No. of Board Meetings Attended
Ms. Chong Sok Un	1
Dato' Wong Peng Chong	3
Mr. Kong Muk Yin	3
Mr. Cheng Mo Chi, Moses	3
Mr. Lo Wai On	3
Mr. Tan Shao Hua	1

Executive Committee

The Company established an executive committee since 23 May 1998 pursuant to clauses 124 to 127 of the Company's bye-laws for the purposes of approving and monitoring the daily operations of the Group. 23 meetings of the executive committee were held in 2003.

Investment Committee

The Company established an investment committee on 2 February 2000 for the purposes of approving and monitoring the Group's investment portfolio and projects. The investment committee met 9 times during the year.

Audit Committee

The Company established an audit committee on 29 January 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Society of Accountants and in accordance with paragraph 14 of the Code of Best Practice. As at the date of this report, the audit committee members comprises of two Independent Non-executive Directors. The audit committee met 4 times during the year.

Code of Best Practice

The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the Independent Non-executive Directors are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws.

POST BALANCE SHEET EVENT

Details of the significant event occurring after the balance sheet date are set out in note 38 to the financial statements.

AUDITORS

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dato' Wong Peng Chong
Executive Director

Hong Kong, 16 April 2004

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

To the Shareholders of China Online (Bermuda) Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 19 to 65 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 16 April 2004

For the year ended 31 December 2003

	NOTES	2003 HK$'000	2002 HK$'000
Turnover	4	487,708	1,292,852
Cost of sales		(428,844)	(1,407,528)
Gross profit/(loss)		58,864	(114,676)
Net gain/(losses) on investments	6	121,362	(404,234)
Other operating income	7	19,988	18,715
Distribution costs		(6,621)	(12,689)
Administrative expenses		(28,150)	(52,530)
Other operating expenses		(3,934)	(16,941)
Profit/(Loss) from operations	8	161,509	(582,355)
Finance costs	9	(545)	(603)
Gain on expiry of warrants	28(e)	90,369	–
Gain on disposal of subsidiaries	11	41,109	–
Impairment loss recognised in respect of goodwill	12	–	(2,250)
Loss on disposal of an associate	13	–	(9,085)
Share of results of associates	13	–	(9,005)
Share of result of a jointly controlled entity		(28)	(119)
Profit/(Loss) before taxation		292,414	(603,417)
Tax (charge)/credit	14	(336)	198
Profit/(Loss) before minority interests		292,078	(603,219)
Minority interests		–	305
Profit/(Loss) for the year		292,078	(602,914)
Dividends	15		
– Interim dividend paid		3,715	–
– Final dividend proposed		14,859	–
Earnings/(Loss) per share	16		
– Basic and diluted		HK$0.79	HK$(1.62)

At 31 December 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Investment properties	17	31,550	32,610
Property, plant and equipment	18	12,333	14,194
Interest in a jointly controlled entity	20	–	1,926
Investments in securities	21	388,115	284,306
Other non-current assets		528	745
		432,526	333,781
Current assets			
Inventories	22	5,139	10,315
Investments in securities	21	457,441	449,471
Debtors, deposits and prepayments	23	40,935	23,103
Loan receivables	24	25,827	5,000
Pledged bank deposits	34	26,988	7,567
Bank balances and cash		134,600	81,536
		690,930	576,992
Current liabilities			
Creditors and accrued charges	25	8,390	59,650
Customers' deposits and receipts in advance		7,229	47,030
Amount due to a jointly controlled entity	26	–	1,200
Taxation payable		4,300	4,127
		19,919	112,007
Net current assets		671,011	464,985
Net assets		1,103,537	798,766
Capital and reserves			
Share capital	28	3,715	92,865
Reserves		1,099,822	705,901
Total capital and reserves		1,103,537	798,766

The financial statements on pages 19 to 65 were approved and authorised for issue by the Board of Directors on 16 April 2004 and are signed on its behalf by:

Ms. Chong Sok Un
Director

Dato' Wong Peng Chong
Director

At 31 December 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Interests in subsidiaries	19	2,097,037	2,277,266
Current assets			
Deposits and prepayments		267	187
Bank balances and cash		120,952	73,260
		121,219	73,447
Current liabilities			
Accrued charges		1,082	1,478
Net current assets		120,137	71,969
Total assets less current liabilities		2,217,174	2,349,235
Non-current liabilities			
Amounts due to subsidiaries	27	1,339,309	1,461,389
Net assets		877,865	887,846
Capital and reserves			
Share capital	28	3,715	92,865
Reserves	29	874,150	794,981
Total capital and reserves		877,865	887,846

Ms. Chong Sok Un	Dato' Wong Peng Chong
Director	*Director*

For the year ended 31 December 2003

	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Goodwill HK$'000	Warrant reserve HK$'000	Asset revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profit/ (deficit) HK$'000	Total HK$'000
At 1 January 2002	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
Revaluation decrease of other investments and loss not recognised in the consolidated income statement	-	-	-	-	-	(8,236)	-	-	-	(8,236)
Impairment loss recognised in respect of other investments	-	-	-	-	-	86,629	-	-	-	86,629
Loss for the year	-	-	-	-	-	-	-	-	(602,914)	(602,914)
At 31 December 2002	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
Revaluation increase of other investments	-	-	-	-	-	52,280	-	-	-	52,280
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	-	-	(2,015)	-	(2,015)
Net gain/(loss) not recognised in the consolidated income statement	-	-	-	-	-	52,280	-	(2,015)	-	50,265
Shares issued at premium as a result of exercise of warrants	2	87	-	-	(12)	-	-	-	-	77
Reduction of deficit by capital reorganisation and share premium reduction (note 28)	(89,152)	(375,996)	-	-	-	-	-	-	465,148	-
Gain on expiry of warrants recognised in the income statement	-	-	-	-	(90,369)	-	-	-	-	(90,369)
Released upon disposal of subsidiaries	-	-	-	1,237	-	-	-	(125)	-	1,112
Release of revaluation reserve arising from the disposal of other investments	-	-	-	-	-	55,323	-	-	-	55,323
Profit for the year	-	-	-	-	-	-	-	-	292,078	292,078
Interim dividend paid	-	-	-	-	-	-	-	-	(3,715)	(3,715)
At 31 December 2003	**3,715**	**759,776**	**32,883**	**-**	**-**	**16,878**	**1,922**	**-**	**288,363**	**1,103,537**

For the year ended 31 December 2003

	2003	2002
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Profit/(Loss) from operations	161,509	(582,355)
Adjustments for:		
Interest income	(10,103)	(1,910)
Depreciation and amortisation of property, plant and equipment	1,461	4,049
Impairment loss recognised in respect of other non-current assets	124	–
Impairment loss recognised in respect of property, plant and equipment	–	6,562
Gain on realisation of other listed investments	–	(8,091)
Loss on disposal of other non-current assets	–	200
Loss on disposal of property, plant and equipment	398	822
Net realised and unrealised (gain)/losses on investments	(123,771)	325,696
Impairment loss recognised in respect of other investments	–	86,629
Impairment loss recognised in respect of trading investment	2,409	–
Revaluation decrease of investment properties	1,060	270
Revaluation decrease of leasehold land and buildings	68	48
Allowance for bad debts	–	13,180
Write back of:		
– provision for litigation costs	–	(7,459)
– allowance for bad debts	–	(10,000)
– long outstanding payables	–	(5,166)
Operating cash flow before movements in working capital	33,155	(177,525)
Decrease in inventories	3,503	2,596
Decrease in trading investments	67,836	87,225
(Increase)/decrease in debtors, deposits and prepayments	(23,661)	51,990
Increase in loan receivables	(20,827)	(5,000)
Increase/(decrease) in creditors and accrued charges	419	(65,579)
Decrease in customers' deposits and receipts in advance	(39,801)	(44,556)
Increase in amount due to a jointly controlled entity	–	1,200
Cash from/(used in) operating activities	20,624	(149,649)
Tax paid	(171)	(14)
Interest paid	(545)	(603)
Dividend paid	(3,715)	–
NET CASH FROM/(USED IN) OPERATING ACTIVITIES	16,193	(150,266)

For the year ended 31 December 2003

	NOTE	2003 HK$'000	2002 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of other investments		63,835	12,991
Interest received		10,103	1,910
Proceeds from disposal of property, plant and equipment		13	388
Increase in pledged bank deposits		(19,421)	(7,567)
Purchase of other investments		(14,485)	(24,175)
Net cash outflow from disposal of subsidiaries	30	(800)	–
Purchase of property, plant and equipment		(277)	(1,295)
Net proceeds from disposal of an associate		–	37,494
Proceeds from disposal of other non-current assets		–	810
Purchase of additional interest in a subsidiary		–	(2,250)
Purchase of interest in an associate		–	(1,007)
NET CASH FROM INVESTING ACTIVITIES		38,968	17,299
FINANCING ACTIVITIES			
New bank loans raised		170,067	512,882
Proceeds from exercise of warrants		77	–
Repayment of bank loans		(170,067)	(512,882)
NET CASH FROM FINANCING ACTIVITIES		77	–
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		55,238	(132,967)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE		(2,174)	–
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		81,536	214,503
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		134,600	81,536

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 39.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD

In the current year, the Group has adopted the Hong Kong Financial Reporting Standard ("HKFRS") – the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" ("SSAP 12 Revised"), issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of SSAP and Interpretations approved by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

The adoption of this SSAP has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties, land and buildings, and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1 January 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of associate or jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions of subsidiaries prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions of subsidiaries, associates or jointly controlled entities after 1 January 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition but which do not represent identifiable liabilities at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill not exceeding aggregate fair values of acquired identified non-monetary assets is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Trading of securities is recognised when the relevant transaction is executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance from properties let under operating leases, is recognised on a straight line basis over the lease terms.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a revaluation decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties except where the unexpired term, including the renewable period, of the relevant lease is twenty years or less.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less depreciation, amortisation and any identified impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and amortisation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of land and buildings is dealt with as an expense to the extent that it exceeds the balance, if any, held in asset revaluation reserve relating to a previous revaluation of that particular property. On the subsequent sale of land and buildings, the attributable revaluation increase not yet transferred to retained profits in prior years is transferred to retained profits.

Depreciation and amortisation is provided to write off the cost or valuation of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:–

Leasehold land	Over the remaining lease terms
Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20% – 50%
Motor vehicles	20% – 50%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statements.

Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Jointly controlled entity

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

Inventories

Inventories, representing trade merchandise, are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other non-current assets

Other non-current assets represents club debentures carried at cost less any identified impairment loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase.

Derivatives used for trading and investment

Derivatives used in the Group's trading activities are recorded at fair value, and unrealised gains and losses are reflected in the income statement. The fair values of the trading positions generally are based on listed market prices. If listed market prices are not available or if the liquidation of the Group positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets, including markets located in different geographic areas. Fair values for certain derivative contracts are derived from pricing models which consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation (Continued)

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged as expenses on a straight line basis over the term of the relevant lease.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme or the central pension scheme are charged as an expense as they fall due.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities, denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the exchange rates prevailing on the balance sheet date. Income and expense items denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

4. TURNOVER

	2003 HK$'000	2002 HK$'000
Sales of mobile phones	98,775	168,241
Proceeds from sales of listed trading investments	381,237	1,102,900
Dividend income from listed investments	6,662	10,493
Other communication products	1,034	11,218
	487,708	1,292,852

5. BUSINESS AND GEOGRAPHICAL INFORMATION

Business segments

For management purposes, the Group is currently organised into two main operating divisions – mobile phone distribution, and securities trading and investments. Others mainly represent sales of other communication products and rental income earned during the year. These divisions are the basis on which the Group reports its primary segment information.

5. **BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)**

Business segments (Continued)

Segment information about these businesses is presented below:–

For the year ended 31 December 2003

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Revenue				
External sales	98,775	387,899	1,034	487,708
Other operating income	–	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
Result				
Segment result	1,301	174,471	(3,037)	172,735
Unallocated other operating income				9,617
Unallocated corporate expenses				(20,843)
Profit from operations				161,509
Finance costs				(545)
Gain on expiry of warrants				90,369
Gain on disposal of subsidiaries	41,109	–	–	41,109
Share of result of a jointly controlled entity	–	–	(28)	(28)
Profit before taxation				292,414
Tax charge				(336)
Profit for the year				292,078

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2003 (Continued)

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Balance sheet				
Assets				
Segment assets	37,760	855,176	38,960	931,896
Unallocated corporate assets				191,560
Consolidated total assets				1,123,456
Liabilities				
Segment liabilities	2,740	3,167	1,174	7,081
Unallocated corporate liabilities				12,838
Consolidated total liabilities				19,919

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	233	–	–	44	277
Depreciation and amortisation	511	–	199	751	1,461
Impairment losses recognised in consolidated income statement	–	2,409	–	124	2,533
Other non-cash expenses	–	–	1,128	398	1,526

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2002

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Revenue				
External sales	168,241	1,113,393	11,218	1,292,852
Other operating income	2,412	–	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
Result				
Segment result	(21,015)	(537,490)	(4,925)	(563,430)
Unallocated other operating income				10,420
Unallocated corporate expenses				(29,345)
Loss from operations				(582,355)
Finance costs				(603)
Impairment loss recognised in respect of goodwill	–	(2,250)	–	(2,250)
Loss on disposal of an associate	–	(9,085)	–	(9,085)
Share of results of associates	–	(9,005)	–	(9,005)
Share of result of a jointly controlled entity	–	–	(119)	(119)
Loss before taxation				(603,417)
Tax credit				198
Loss before minority interests				(603,219)
Minority interests				305
Loss for the year				(602,914)

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2002 (Continued)

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Balance sheet				
Assets				
Segment assets	27,888	736,641	47,931	812,460
Interest in a jointly controlled entity	–	–	1,926	1,926
Unallocated corporate assets	–	–	–	96,387
Consolidated total assets				910,773
Liabilities				
Segment liabilities	39,039	45,830	19,165	104,034
Amount due to a jointly controlled entity	–	–	1,200	1,200
Unallocated corporate liabilities	–	–	–	6,773
Consolidated total liabilities				112,007

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	88	–	211	996	1,295
Depreciation and amortisation	2,287	–	1,339	423	4,049
Impairment losses recognised in consolidated income statement	3,711	88,879	2,334	517	95,441
Other non-cash expenses	13	279,975	438	689	281,115

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Geographical segments

The Group's operations are located in Hong Kong and Mainland China ("China").

The Group's distribution of mobile phones is carried out in Hong Kong and China. Securities trading and investment are carried out in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market	
	2003	2002
	HK$'000	HK$'000
Hong Kong	**495,795**	1,229,841
China	**2,284**	72,075
	498,079	1,301,916

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:–

	Carrying amount of segment assets		Additions to property, plant and equipment	
	At 31.12.2003	At 31.12.2002	**Year ended 31.12.2003**	Year ended 31.12.2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**1,098,756**	879,698	**277**	731
China	**24,700**	31,075	**–**	564
	1,123,456	910,773	**277**	1,295

6. NET GAIN/(LOSSES) ON INVESTMENTS

	2003 HK$'000	2002 HK$'000
Gain on realisation of other listed investments	–	8,091
Net realised loss on derivatives	(14,205)	(48,167)
Net unrealised gain/(loss) on trading investments	137,976	(200,017)
Net unrealised loss on derivatives	–	(79,958)
Impairment loss recognised in respect of other investments (Note a)	–	(86,629)
Impairment loss recognised in respect of trading investment (Note b)	(2,409)	–
Net realised gain on corporate bonds	–	2,446
	121,362	(404,234)

Notes:–

(a) Pursuant to the offer made by Sun Hung Kai & Co. Limited ("SHK") to its shareholders to repurchase up to 325,600,000 shares of SHK at a price of HK$1.3 per share of SHK to be paid by cash of HK$0.3 and by debt securities of HK$1.0 in November 2002, the Group undertook to tender at least 152,760,720 shares of SHK in November 2002 and subsequently realised 212,782,450 shares of SHK at a price of HK$1.3 per share in February 2003. The directors of the Company (the "Director(s)") determined that the value of these 212,782,450 shares of SHK was impaired and the impairment loss was transferred from the asset revaluation reserve to consolidated income statement during the year ended 31 December 2002.

(b) The listing of one of the trading securities was cancelled on 19 January 2004. The Directors are of the opinion that the value of the trading investment was fully impaired.

7. OTHER OPERATING INCOME

	2003 HK$'000	2002 HK$'000
Interest income from:–		
– Debt securities	7,275	–
– Banks	479	1,351
– Loan receivables	2,206	63
– Others	143	496
	10,103	1,910
Compensation from litigation (Note)	4,941	–
Rental income from properties under operating leases after outgoings of HK$253,000 (2002: HK$162,000)	3,096	6,308
Service income	–	2,412
Maintenance income	–	344
Write back of long outstanding payables	–	5,166
Others	1,848	2,575
	19,988	18,715

Note: Included a compensation of HK$4,778,000 as settlement in respect of a litigation which was made against ex-employees for damages in relation to their improper behaviour.

8. PROFIT/(LOSS) FROM OPERATIONS

	2003 HK$'000	2002 HK$'000
Profit/(Loss) from operations has been arrived at after charging/(crediting):		
Auditors' remuneration	620	700
Cost of inventories recognised as expenses	90,182	173,628
Redundancy and severance payments	–	1,243
Revaluation decrease of investment properties	1,060	270
Revaluation decrease of leasehold land and buildings	68	48
Depreciation and amortisation of property, plant and equipment	1,461	4,049
Impairment loss recognised in respect of property, plant and equipment	–	6,562
Impairment loss recognised in respect of other non-current assets	124	–
Loss on disposal of property, plant and equipment	398	822
Staff costs, inclusive of directors' emoluments	12,478	19,080
Allowance for bad debts	–	13,180
Write back of:		
– provision for litigation costs	–	(7,459)
– allowance for bad debts	–	(10,000)

9. FINANCE COSTS

The amounts represent interest on bank and other borrowings wholly repayable within five years.

10. DIRECTORS' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS

Directors' emoluments

The Directors' emoluments are analysed as follows:–

	2003 HK$'000	2002 HK$'000
Fees:–		
Executive Directors	–	–
Non-executive Directors	–	63
Independent Non-executive Directors	267	200
	267	263
Other emoluments to Executive Directors:–		
Salaries and other benefits	1,709	848
Retirement benefits scheme contributions	45	36
Total Directors' emoluments	2,021	1,147

The emoluments of the Directors are within the following bands:–

	2003 Number of Directors	2002 Number of Directors
Nil to HK$1,000,000	6	8

There was no compensation for loss of office paid to Directors or former Directors and no Director waived any emoluments for each of the two years ended 31 December 2003.

10. DIRECTORS' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS (Continued)

Highest paid individuals

During the year, the five highest paid individuals included two Directors (2002: Nil), details of which are set out above. The emoluments for the remaining three (2002: five) highest paid individuals of the Group are as follows:–

	2003 HK$'000	2002 HK$'000
Salaries and other benefits	1,958	3,686
Retirement benefits scheme contributions	61	160
	2,019	3,846

The emoluments are within the following bands:–

	2003 Number of employees	2002 Number of employees
Nil to HK$1,000,000	3	4
HK$1,000,001 to HK$1,500,000	–	1

11. GAIN ON DISPOSAL OF SUBSIDIARIES

In March 2003, Fulltime Profits Limited, an indirect wholly-owned subsidiary of the Company, and its subsidiaries ("Fulltime Group"), which engaged in mobile phone distribution and the intelligent building system integration business in China (collectively the "China Operations") were disposed of to an independent third party at a nominal consideration of HK$1. The disposal was completed on 29 March 2003, on which date the control of the China Operations was passed to the acquirer.

11. GAIN ON DISPOSAL OF SUBSIDIARIES (Continued)

The results of the China Operations for the period from 1 January 2003 to 29 March 2003, which have been included in the consolidated income statement, were as follows:–

	1.1.2003 to 29.3.2003 HK$'000	1.1.2002 to 31.12.2002 HK$'000
Turnover	**1,062**	68,115
Other operating income	**–**	3,456
Operating costs	**(2,034)**	(100,309)
Finance costs	**–**	(430)
Share of result of a jointly controlled entity	**(28)**	(119)
Loss for the period/year	**(1,000)**	(29,287)

During the year, the China Operations did not make a significant contribution to the net cash flows on the results of the Group.

During the year ended 31 December 2002, the China Operations used HK$11 million from the Group's net operating cash flows, received HK$0.5 million in respect of investing activities and paid HK$27 million in respect of financing activities.

The carrying amounts of the assets and liabilities of the China Operations at the date of disposal are set out in note 30.

A gain of HK$41,109,000 arose on the disposal of the China Operations, being the proceeds of disposal less the carrying amount of net liabilities of Fulltime Group at the date of disposal, attributable goodwill and translation reserve (see note 30). No tax charge or credit arose from the transaction.

12. IMPAIRMENT LOSS RECOGNISED IN RESPECT OF GOODWILL

In the last year, the Directors had assessed the recoverable amount of the goodwill arising from the acquisition of additional interest in a subsidiary amounting to HK$2,250,000. The Directors identified that the goodwill to be impaired since the subsidiary had sustained losses for several years and continued suffering losses from its operations. Accordingly, the entire amount had been charged to the consolidated income statement in last year.

13. SHARE OF RESULTS OF ASSOCIATES AND LOSS ON DISPOSAL OF AN ASSOCIATE

The share of results of associates for the year ended 31 December 2002 mainly included the results of Millennium Group Limited ("MGL") up to 30 June 2002 in accordance with the Group's accounting policy. In August 2002, the Group realised the entire interest in MGL, for consideration of HK$37,494,000 (net of expenses) at a loss of HK$9,085,000.

14. TAX (CHARGE)/CREDIT

	2003 HK$'000	2002 HK$'000
Current tax:–		
Income tax in China	(104)	–
Underprovision in prior years		
Hong Kong	(3)	–
China	(229)	–
	(336)	–
Share of tax credit of associates	–	198
	(336)	198

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group had no assessable profit for both years.

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at the balance sheet date.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

14. TAX (CHARGE)/CREDIT (Continued)

The (charge)/credit for the year ended 31 December 2003 and 31 December 2002 can be reconciled to the profit/(loss) per the income statement as follows:–

	2003 HK$'000	2002 HK$'000
Profit/(Loss) before taxation	**292,414**	(603,417)
Tax at the domestic income tax rate of 17.5% (2002: 16%)	**(51,172)**	96,547
Tax effect of expenses that are not deductible	**(17,707)**	(41,687)
Tax effect of income that are not taxable	**32,647**	21,700
Utilisation of tax losses previously not recognised	**39,972**	149
Tax effect of tax losses not recognised	**(3,799)**	(75,047)
Underprovision in respect of prior years	**(232)**	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(49)**	–
Others	**4**	(1,464)
Tax (charge)/credit for the year	**(336)**	198

15. DIVIDENDS

	2003 HK$'000	2002 HK$'000
Ordinary shares:–		
Interim dividend paid – HK$0.01 per share (2002: Nil)	**3,715**	–
Final dividend proposed – HK$0.04 per share (2002: Nil)	**14,859**	–

The final dividend of HK$0.04 per share has been proposed by the Directors and is subject to approval by the shareholders of the Company in the forthcoming annual general meeting.

16. EARNINGS/(LOSS) PER SHARE

The calculation of basic and diluted earnings/(loss) per share is based on the following data:–

	2003	2002
	HK$'000	HK$'000
Earnings/(Loss) for the purpose of basic and diluted earnings/(loss) per share	**292,078**	(602,914)

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share	**371,464,499**	371,458,494

Loss per share for 2002 has been adjusted for the share consolidation on 15 July 2003, details of which are set out in note 28.

The computation of diluted loss per share for 2002 does not assume the exercise of the Company's outstanding warrants because their exercise price was higher than the average market price for shares. The outstanding warrants expired and lapsed in June 2003, details of which are set out in note 28(e).

17. INVESTMENT PROPERTIES

	THE GROUP
	HK$'000
VALUATION	
At 1 January 2003	32,610
Revaluation decrease	(1,060)
At 31 December 2003	31,550

17. INVESTMENT PROPERTIES (Continued)

The Group's investment properties are analysed as follows:–

	2003	2002
	HK$'000	HK$'000
Properties held under medium term leases:–		
– in Hong Kong	**14,850**	15,610
– in China	**16,700**	17,000
	31,550	32,610

The Group's investment properties were revalued at 31 December 2003 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation decrease of HK$1,060,000 (2002: HK$270,000) has been charged to the consolidated income statement.

All the investment properties of the Group are rented out under operating leases.

18. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2003	10,935	11,567	7,959	1,796	32,257
Exchange adjustments	–	403	25	41	469
Additions	–	8	269	–	277
Disposals	–	(3,893)	(5,136)	(607)	(9,636)
Disposal of subsidiaries	–	(5,997)	(352)	(729)	(7,078)
Revaluation decrease	(310)	–	–	–	(310)
At 31 December 2003	**10,625**	**2,088**	**2,765**	**501**	**15,979**
Comprising:					
At cost	–	2,088	2,765	501	5,354
At valuation – 2003	10,625	–	–	–	10,625
	10,625	2,088	2,765	501	15,979
DEPRECIATION AND AMORTISATION AND IMPAIRMENT LOSS					
At 1 January 2003	–	9,539	6,917	1,607	18,063
Exchange adjustments	–	361	24	30	415
Provided for the year	242	662	412	145	1,461
Eliminated on disposals	–	(3,523)	(5,095)	(607)	(9,225)
Eliminated on disposal of subsidiaries	–	(5,816)	(336)	(674)	(6,826)
Eliminated on revaluation	(242)	–	–	–	(242)
At 31 December 2003	–	**1,223**	**1,922**	**501**	**3,646**
NET BOOK VALUES					
At 31 December 2003	**10,625**	**865**	**843**	–	**12,333**
At 31 December 2002	10,935	2,028	1,042	189	14,194

18. PROPERTY, PLANT AND EQUIPMENT (Continued)

The land and buildings of the Group are analysed as follows:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Properties situated in Hong Kong, held under medium term leases	4,345	4,505
Properties situated in China, held under:		
– long leases	2,800	2,800
– medium term leases	3,480	3,630
	10,625	10,935

All the land and buildings of the Group were revalued at 31 December 2003 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation decrease arising on the revaluation of HK$68,000 (2002: HK$48,000) has been charged to the consolidated income statement.

Had all the land and buildings of the Group been carried at cost less accumulated depreciation and amortisation, the carrying values of these properties would have been stated at HK$18,482,000 (2002: HK$18,963,000).

19. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	32,168	32,168
Amounts due from subsidiaries	3,887,417	4,132,179
	3,919,585	4,164,347
Less: Allowances on amounts due from subsidiaries	(1,822,548)	(1,887,081)
	2,097,037	2,277,266

Particulars of the principal subsidiaries as at 31 December 2003 are set out in note 39.

In the opinion of the Directors, the amounts due from subsidiaries will not be repaid within twelve months from the balance sheet date. Accordingly, they are classified as non-current.

20. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Share of net assets	–	1,926

The interest in the jointly controlled entity was disposed of by the Group during the year. Details are set out in notes 11 and 30.

21. INVESTMENTS IN SECURITIES

THE GROUP

	Trading investments		Other investments		Total	
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Equity securities						
– listed in Hong Kong	**425,249**	333,179	**112,045**	295,991	**537,294**	629,170
– listed overseas	**22,597**	–	**29,418**	–	**52,015**	–
– unlisted	**–**	104,607	**–**	–	**–**	104,607
	447,846	437,786	**141,463**	295,991	**589,309**	733,777
Debt securities						
– unlisted (Note)	**–**	–	**256,247**	–	**256,247**	–
	447,846	437,786	**397,710**	295,991	**845,556**	733,777
Carrying amount analysed for reporting purposes as						
– Non-current	**–**	–	**388,115**	284,306	**388,115**	284,306
– Current	**447,846**	437,786	**9,595**	11,685	**457,441**	449,471
	447,846	437,786	**397,710**	295,991	**845,556**	733,777
Market value of listed securities	**447,846**	333,179	**141,463**	295,991	**589,309**	629,170

21. INVESTMENTS IN SECURITIES (Continued)

Note: The debt securities represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group during the year. The loan notes bear interest at 4% and 2.25% per annum and are redeemable on or before 7 March 2008 and 15 August 2008, respectively.

As at 31 December 2003, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Tian An China Investments Company Limited	Hong Kong	Ordinary	10.9%
Allied Group Limited	Hong Kong	Ordinary	7.9%

22. INVENTORIES

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Inventories held for resale – finished goods	5,139	10,315

At 31 December 2003, inventories of HK$2,049,000 (2002: HK$782,000) were carried at net realisable values.

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within 90 days	12,471	10,454
91 – 180 days	7	3,352
	12,478	13,806
Other debtors, deposits and prepayments	28,457	6,849
Net premium paid for derivatives	–	2,448
	40,935	23,103

24. LOAN RECEIVABLES

The loan receivables are unsecured, bear interests at prime rate plus 5% to 15% per annum and are repayable within one year.

25. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within 90 days	1,723	4,057
91 – 180 days	–	377
181 – 360 days	–	117
Over 360 days	–	8,541
	1,723	13,092
Other creditors and accrued charges	6,667	46,558
	8,390	59,650

26. AMOUNT DUE TO A JOINTLY CONTROLLED ENTITY

The amount due to a jointly controlled entity of the Group was unsecured, interest free and the jointly controlled entity was disposed of during the year.

27. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries of the Company are unsecured, interest free and have no fixed terms of repayment. The subsidiaries confirmed that the repayment of the amounts will not be demanded within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current.

28. SHARE CAPITAL

	Number of shares		Value	
	2003	2002	**2003**	2002
			HK$'000	HK$'000
Ordinary shares of HK$0.01 each				
Authorised:-				
At beginning of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Capital Reduction (as defined in Note a)	**(28,800,000,000)**	–	**(288,000)**	–
Increase during the year (Note d)	**28,800,000,000**	–	**288,000**	–
At end of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Issued and fully paid:-				
At beginning of the year	**9,286,462,340**	9,286,462,340	**92,865**	92,865
Warrants exercised (Note e)	**256,507**	–	**2**	–
Capital Reorganisation	**(8,915,250,094)**	–	**(89,152)**	–
At end of the year	**371,468,753**	9,286,462,340	**3,715**	92,865

28. SHARE CAPITAL (Continued)

Notes:–

Pursuant to resolutions proposed by the Directors and passed at a special general meeting of the Company held on 14 July 2003 (the "SGM"), the Company carried out a capital reorganisation in the following aspects:–

(a) (i) the issued share capital of the Company was reduced by cancelling paid-up capital of HK$0.0096 on each share of nominal value of HK$0.01 in the issued share capital of the Company as at the date of passing of this resolution so that each share was treated as one fully paid-up share of nominal value of HK$0.0004 in the issued share capital of the Company; and

(ii) the value of each of the authorised but unissued shares was reduced from HK$0.01 to HK$0.0004 each so that the authorised share capital of the Company was reduced from HK$300,000,000 to HK$12,000,000 (the "Capital Reduction");

(b) an amount of HK$375,995,500 standing to the credit in the share premium account of the Company as at 31 December 2002 was reduced (the "Share Premium Reduction") and together with the credit amount of HK$89,152,500 arising from the Capital Reduction were applied to eliminate or reduce the deficit of the Company with accumulated balance of HK$465,890,000 as at 31 December 2002 in accordance with the Bye-laws of the Company and the applicable laws of Bermuda;

(c) every 25 reduced shares of HK$0.0004 each was consolidated (the "Share Consolidation") into one new share of nominal value of HK$0.01 each (the "New Shares"); and

(d) the authorised share capital of the Company was increased from HK$12,000,000 to HK$300,000,000 by the creation of an additional 28,800,000,000 unissued New Shares in the capital of the Company following completion of the Capital Reduction and Share Consolidation (altogether the "Capital Reorganisation").

The Capital Reorganisation became effective on 15 July 2003.

(e) Warrants

During the year ended 31 December 2000, 1,856,688,098 warrants in the value of HK$557,006,000 were issued at HK$0.05 on the basis of one warrant for every five ordinary shares held on 15 May 2000. Each warrant entitled the holder to subscribe in cash at a price of HK$0.30 each, subject to adjustment, for one ordinary share in the Company, at any time from the date of issue up to 6 June 2003 (both days inclusive).

During the year, 256,507 warrants in the value of HK$77,000 were exercised to subscribe for 256,507 ordinary shares of the Company at an exercise price of HK$0.30 per share. The remaining 1,856,409,741 warrants in the value of HK$556,923,000 expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the income statement.

29. RESERVES

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Warrant reserve HK$'000	Retained profit/ (deficit) HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2002	1,135,685	32,883	1,922	90,381	(30,532)	1,230,339
Loss for the year	–	–	–	–	(435,358)	(435,358)
At 31 December 2002	1,135,685	32,883	1,922	90,381	(465,890)	794,981
Premium arose on exercise of warrants	87	–	–	(12)	–	75
Gain on expiry of warrants recognised in the income statement	–	–	–	(90,369)	–	(90,369)
Reduction of deficit by capital reorganisation and share premium reduction	(375,996)	–	–	–	465,148	89,152
Profit for the year	–	–	–	–	84,026	84,026
Interim dividend paid	–	–	–	–	(3,715)	(3,715)
At 31 December 2003	**759,776**	**32,883**	**1,922**	**–**	**79,569**	**874,150**

The contributed surplus of the Company represents the difference between the nominal value of the Company's shares issued at the date on which the group reorganisation became effective, in exchange for the shares of the subsidiaries, and the underlying net assets of the subsidiaries acquired, less distributions subsequently made by the Company.

In addition to retained profits of the Company, under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the Directors, the Company's reserves available for distribution to shareholders at 31 December 2003 amounted to HK$112,452,000 (2002: Nil).

30. DISPOSAL OF SUBSIDIARIES

As explained in note 11, on 29 March 2003, the Group disposed of its China Operations at a consideration of HK$1. The net liabilities at the date of disposal were as follows:–

	29.3.2003
	HK$'000
NET LIABILITIES DISPOSED OF:	
Property, plant and equipment	252
Interest in a jointly controlled entity	2,001
Other non-current assets	95
Inventories	1,673
Debtors, deposits and prepayments	5,829
Taxation recoverable	8
Bank balances and cash	800
Creditors and accrued charges	(51,679)
Amount due to a jointly controlled entity	(1,200)
	(42,221)
Attributable goodwill	1,237
Translation reserve realised	(125)
	(41,109)
Gain on disposal	41,109
Total cash consideration	–
Net cash outflow arising on disposal:	
Cash consideration	–
Bank balances and cash disposed of	(800)
	(800)

31. DEFERRED TAXATION

At 31 December 2003, the Group and the Company has estimated unused tax losses of HK$1,964 million and HK$74 million (2002: HK$2,166 million and HK$67 million), respectively, for offset against future profits. No deferred tax asset has been recognised in respect of the remaining unrecognised tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of HK$32 million (2002: HK$32 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. CONTINGENT LIABILITIES

(a) The Company has given guarantees to banks in respect of credit facilities granted to a subsidiary. As at 31 December 2003, facilities of HK$4,846,000 (2002: Nil) were utilised by the subsidiary.

In addition, the Company has also provided guarantees to several securities houses in respect of the facilities granted to subsidiaries. As at 31 December 2003 and 2002, no facilities were utilised by the subsidiaries.

(b) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(c) In 1997, the Company had given a counter-indemnity to a former substantial shareholder and the ex-chairman of Pacific Century Cyberworks Limited (formerly Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

In respect of (b) and (c) above, the Directors were not able to estimate the financial effect of the indemnities and warranty given.

33. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

34. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks to secure short term banking facilities:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Investment properties	11,350	–
Marketable securities	54,583	164,554
Bank balances and cash	26,988	7,567
	92,921	172,121

35. OPERATING LEASE ARRANGEMENTS

The Group as lessee:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Minimum lease payments paid under operating leases in respect of premises	4,311	10,515

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under operating leases in respect of rented premises which fall due as follows:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	1,075	3,945
In the second to fifth year inclusive	428	1,173
	1,503	5,118

Operating lease payments represent rentals payable by the Group for certain of its office premises and warehouses. Leases are negotiated for an average term of two to five years and rentals are fixed for an average term of two years.

35. OPERATING LEASE ARRANGEMENTS (Continued)

The Group as lessor:–

Property rental income earned during the year was HK$3,349,000 (2002: HK$6,470,000). The investment properties are expected to generate rental yields of 6.3% (2002: 5.7%). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:–

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	2,272	4,033
In the second to fifth year inclusive	1,895	1,185
	4,167	5,218

At 31 December 2003, the Company had no commitments under operating leases (2002: Nil).

36. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2003, there was forfeited contributions of HK$5,000 (2002: HK$17,000), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

36. RETIREMENT BENEFITS SCHEMES (Continued)

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund and central pension scheme for certain employees in Hong Kong and China, respectively, based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions net of forfeited contributions of HK$71,000 (2002: HK$43,000), amounting to HK$446,000 (2002: HK$136,000).

37. RELATED PARTY TRANSACTIONS

During the year ended 31 December 2002, the Company reimbursed expenses of HK$4,000,000 to China Sci-Tech Holdings Limited ("CST"), a former substantial shareholder of the Company. The reimbursement included (i) salaries of two former Directors, both of them are also directors of CST, (ii) other staff costs, and (iii) daily operating expenses. The reimbursement was based on the actual costs incurred by CST.

38. POST BALANCE SHEET EVENT

On 19 February 2004, an indirect wholly-owned subsidiary of the Company disposed of 728,000,000 shares of Tian An China Investments Company Limited at HK$0.3 each.

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2003 are as follows:–

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ *registration*	Nominal value of issued ordinary share/ registered *capital*	Percentage of equity attributable to the Company	*Principal activities*
Directly held (Continued)				
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Indirectly held				
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property holding
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (Continued)				
Grandistar Company Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property holding
Pro Leader Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (Continued)				
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Telecom and IT products and services
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展（深圳）有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

* Wholly foreign-owned enterprise

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2003 or at any time during the year.

The consolidated results and the assets and liabilities of the Group for the past five financial years, as extracted from the Group's published audited financial statements and reclassified as appropriate, are set out below:

RESULTS

	For the year ended 31 December				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Turnover					
Continuing operations	557,584	2,663,069	2,339,466	1,292,852	**487,708**
Discontinued operations	148,723	–	–	–	**–**
	706,307	2,663,069	2,339,466	1,292,852	**487,708**
Profit/(Loss) before taxation	328,628	1,321,989	(732,640)	(603,417)	**292,414**
Taxation	(2,578)	2,161	2,002	198	**(336)**
Profit/(Loss) before minority interests	326,050	1,324,150	(730,638)	(603,219)	**292,078**
Minority interests	11,374	17,612	13,384	305	**–**
Profit/(Loss) for the year	337,424	1,341,762	(717,254)	(602,914)	**292,078**

ASSETS AND LIABILITIES

	At 31 December				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	4,449,208	2,590,317	1,513,751	910,773	**1,123,456**
Total liabilities	(126,919)	(418,898)	(190,159)	(112,007)	**(19,919)**
Minority interests	(26,843)	(9,231)	(305)	–	**–**
Shareholders' funds	4,295,446	2,162,188	1,323,287	798,766	**1,103,537**

China Online (Bermuda) Limited

(中國網絡(百慕達)有限公司)

(於百慕達註冊成立之有限公司)

2003

年報



目錄

董事會

莊淑涴女士　(主席)
王炳忠拿督　(執行董事)
江木賢先生　(執行董事)
鄭慕智先生　(獨立非執行董事)
勞偉安先生　(獨立非執行董事)

秘書

馮靖文女士

核數師

德勤•關黃陳方會計師行
執業會計師

註冊辦事處

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

香港之總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

網址

http://www.chinaonline.com.hk

主要往來銀行

中國銀行(香港)有限公司
中信嘉華銀行有限公司
法國興業銀行

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

律師

胡百全律師事務所
簡家驄律師行
凱文律師事務所

股份過戶登記處香港分處

登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

茲通告本公司謹訂於二零零四年六月三日(星期四)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會,藉以討論下列事項:—

1. 省覽及考慮截至二零零三年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。

2. 考慮並酌情宣派末期股息。

3. 重選董事並授權董事會(「董事會」)釐定其酬金。

4. 重新委聘核數師並授權董事會釐定其酬金。

5. 作為特別事項,考慮並酌情通過所需決議案(不論有否修訂),授予董事一般授權:—

   i. 以購回不超過有關決議案獲通過當日本公司已發行股本10%之證券;

   ii. 以發行不超過有關決議案獲通過當日本公司已發行股本20%之額外證券;及

   iii. 以擴大上文(ii)項之授權,方式為在當中加入相當於根據上文(i)項授權所購回股本面值總額之證券數目。

6. 作為特別事項,考慮並酌情通過所需特別決議案,將本公司之英文名稱更改為「ASIA PACIFIC CAPITAL GROUP LIMITED」,並採納「亞洲太平洋資本集團有限公司」作為本公司之中文名稱,以資識別,惟仍須待分別取得百慕達及香港之公司註冊處批准後,方可作實。

7. 作為特別事項，考慮並酌情通過所需特別決議案，按照二零零四年三月三十一日生效之香港聯合交易所有限公司證券上市規則修訂（「新規則」）之修訂，以下列方式修訂本公司之公司細則（「公司細則」）：—

i. 修訂公司細則第1條，按照新規則更新第1條當中之釋義；

ii. 修訂公司細則第76條，批准受委代表於股東大會上以舉手表決方式投票；

iii. 加插新公司細則第76(B)條，規定本公司股東須按照新規則之規定於特定情況下放棄投票；

iv. 修訂公司細則第81條，批准受委代表於股東大會上以舉手表決方式投票；

v. 修訂公司細則第84條，致使代表委任文據包括（但不限於）雙向受委代表，以反映新規則項下之規定；

vi. 修訂公司細則第98(H)至第98(K)條，致使董事（包括其聯繫人士（定義見新規則））之任何重大權益須按照新規則之規定；及

vii. 加插新公司細則第103(B)條，規定有意推選及獲推選出任董事之通知，需根據新規則規定之期限內交回本公司。

上述將提呈決議案之全文於本通告之日期起至股東週年大會舉行日期止，在本公司之香港主要營業地點香港灣仔駱克道333號中國網絡中心47樓可供查閱，載有決議案全文之通函亦會連同本通告及二零零三年年報一同寄發予本公司註冊股東。

承董事會命
公司秘書
馮靖文

香港，二零零四年四月十六日

附註：—

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，逾期無效。

各股東：

本人謹代表本公司董事會（「董事會」）呈報本集團截至二零零三年十二月三十一日止年度之業務及其他方面之進展。

財務業績

本集團截至二零零三年十二月三十一日止年度之營業額為487,708,000港元，較二零零二年之營業額減少62.3%，主要因為於二零零三年度減少了證券買賣活動。本集團錄得截至二零零三年十二月三十一日止年度之股東應佔溢利淨額為292,078,000港元，相對於二零零二年同期錄得之虧損淨額為602,914,000港元。本年度之每股溢利為0.79港元，相對於二零零二年錄得之每股虧損為1.62港元。截至二零零三年十二月三十一日止，本集團之每股資產淨值為2.97港元（二零零二年：2.15港元，如下列「業務回顧」部份所述已為股本重組而作出調整。）

股息

於二零零三年內已派發中期股息每股0.01港元（二零零二年：無）。董事建議向於二零零四年六月三日名列本公司股東名冊之股東派發每股0.04港元合共為14,859,000港元之末期股息（二零零二年：無）。股息單預計於二零零四年六月三十日寄發。

暫停辦理股份過戶登記手續

本公司將由二零零四年五月三十一日（星期一）至二零零四年六月三日（星期四）（首尾兩日包括在內）止期間暫停辦理股份之過戶登記手續。

業務回顧

對本集團香港流動電話分銷部門星光電訊有限公司（「星光電訊」）而言，二零零三年上半年乃挑戰重重之一年，由於爆發嚴重急性呼吸系統綜合症，導致消費市道疲弱之情況下，令全年營業額較二零零二年同期下跌11.3%至98,700,000港元。消費市道於二零零三年下半年漸見起色，加上落實了Innostream及科健等多種時款流動電話產品之新分銷權，以及精簡業務運作及成本架構後，星光電訊於二零零三年第四季之業績表現令人鼓舞。

截至二零零三年十二月三十一日止年度，本集團之金融工具買賣及投資錄得營業額387,900,000港元，較二零零二年同期下跌65.2%。隨著金融市場於二零零三年第二季開始持續回升，本集團投資組合於回顧年度之表現令人滿意。本集團已合理化其投資組合及於二零零三年首季部份地變現其於新鴻基有限公司（「新鴻基」）之長期投資，帶來現金收益63,800,000港元及債款票據212,800,000港元，從而將其於新鴻基之持股量由17.9%減低至4.6%。上述債款票據可於二零零八年三月七日或之前贖回，並按年利率4厘計息。

本集團於中華人民共和國（「中國」）之流動電話分銷業務及智能大廈業務（「中國業務」）近年持續錄得虧損，本集團已於二零零三年三月完成出售中國業務，並獲得盈利約41,100,000港元。

於回顧年度內，為尋求投資機會，本集團提出一項自願有條件收購建議，按每股0.02港元之價格收購廣益國際集團有限公司（「廣益」）全部已發行股份（「廣益股份」），惟不包括本集團及其一致行動人士已持有之廣益股份（「廣益收購建議」）。根據廣益收購建議計算，廣益全部已發行股本之價值約為79,870,000港元。廣益收購建議之接納未能成為無條件，並已於二零零三年五月二十六日失效。

於二零零三年一月一日，本公司有1,856,666,248份尚未行使的認股權證，賦予持有人權利自發行日期起計至二零零三年六月六日（包括首尾兩日）止期間任何時間，按每股現金0.30港元之價格（可予以調整）認購本公司股份。年內，256,507份認股權證已獲行使，餘下1,856,409,741份認股權證則已於二零零三年六月六日屆滿及作廢，導致認股權證儲備變現，於認股權證屆滿時獲得90,400,000港元之收益。

為精簡股本架構，本集團建議i)削減本公司當時已發行及未發行之股份面值（「削減股本」）；ii)削減本公司之股份溢價賬，以及將有關款項及削減股本所得之進賬抵銷本公司截至二零零二年十二月三十一日之累計虧損；iii)將每25股經削減面值之股份合併為1股每股面值0.01港元之新股份（「股份合併」）；及iv)於完成削減股本及股份合併後增設28,800,000,000股新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元（統稱為「股本重組」）。股本重組獲本公司股東於二零零三年七月十五日舉行之股東特別大會通過，整項重組已於二零零三年八月二十五日完成。

流動資金及融資

本集團之非流動資產主要包括總值約31,600,000港元之投資物業，總值約12,300,000港元之物業、廠房及設備，及總值約388,100,000港元之長期投資。此等非流動資產主要由股東資金支付。於年度結算日，本集團之流動資產淨值約為671,000,000港元。

本集團所有借貸均以短期形式安排，須於一年內償還，並以若干投資物業、有價證券及銀行定期存款作抵押。於年度結算日，本集團並無任何借貸。

於二零零三年十二月三十一日，本集團繼續維持偏低之負債比率（按本集團借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算）。

本集團只承受輕微之外匯風險，而借貸主要以港元為單位。

資產抵押

於二零零三年十二月三十一日，本集團以名下賬面值合共92,921,000港元（二零零二年：172,121,000港元）之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日，本集團僱用43名（二零零二年：96名）僱員。本年度之僱員成本（不包括董事酬金）約為10,457,000港元（二零零二年：17,933,000港元）。本集團確保其僱員之薪酬水平與業界相若，且在本集團之薪金及獎金制度之整體規劃下僱員之報酬均與其表現掛鉤。

展望

星光電訊於二零零四年首季之表現繼續令人滿意。目前，星光電訊持有四個不同流動電話品牌之分銷權，分別為Innostream、NEC、阿爾卡特及科健，各品牌均擁有不同之產品定位及目標市場。尤其是，星光電訊乃Innostream流動電話產品之港澳唯一分銷商。繼本公司在市場成功引進及推廣Innostream品牌流動電話後，此新進韓國流動電話品牌現已成為香港市場十個最暢銷品牌之一。為保持競爭力，星光電訊將會繼續物色時款流動電話產品及其他相關產品之分銷權，審慎策劃及推行其銷售、市場推廣及產品策略，同時控制其整體成本架構。星光電訊亦正物色合適之業務夥伴，共同為流動電話產品、DECT產品及其他相關產品開拓及發展其他有潛力之市場。鑑於第三代流動電話服務剛正式推出市場，星光電訊會密切留意市場發展，並積極接觸第三代流動電話供應商，探討合作機會。

為把握當前股市上揚之機遇，本集團於二零零四年二月十九日透過於市場進行私人配售之方式，將其買賣組合中之728,000,000股天安中國投資有限公司（「天安」）股份成功變現，帶來現金收益218,400,000港元，從而將其於天安截至二零零三年十二月三十一日之持股量由10.9%減至2.9%。

憑藉定期檢討其成本控制、業務範疇、投資策略及投資組合，相信本集團處於可持續其穩健財務表現之正軌。憑著強健之財務狀況及現金流量，本集團將繼續貫徹其審慎及策略性之方針，物色機會投資中港兩地及亞太區鄰近地方估值嚴重偏低之公司及業務，務求可為本集團帶來優厚之現金流量、盈利及／或資本升值之投資機會。

建議更改本公司名稱及修訂本公司之公司細則

董事建議將本公司之名稱更改為「ASIA PACIFIC CAPITAL GROUP LIMITED」（「更改名稱」），並待更改名稱生效後採納「亞洲太平洋資本集團有限公司」作為中文名稱（「採納中文名稱」）以資識別。本公司為一間投資控股公司，透過其附屬公司從事銷售及經銷電訊及資訊科技產品及設備、證券買賣及投資，以及策略性投資等業務。董事認為，建議之新名稱更能反映本集團之主要業務多元化之性質。

於應屆股東週年大會（「股東週年大會」）上，本公司將會就更改名稱及採納中文名稱提呈特別決議案，如獲通過，仍須待分別取得百慕達及香港之公司註冊處批准後，方可作實。

此外，董事建議修訂本公司之公司細則（「修訂公司細則」），以配合二零零四年三月三十一日生效之經修訂香港聯合交易所有限公司證券上市規則就上市發行人作出之法例規定。於股東週年大會上，本公司將會就修訂公司細則提呈特別決議案。

致謝

藉此機會，本人代表董事會向管理層及員工致以衷心謝意，感謝彼等在過去充滿挑戰之一年為本集團所付出之努力及貢獻。

主席
莊淑涴

香港，二零零四年四月十六日

執行董事

莊淑涴女士，現年49歲，於二零零二年八月二十三日獲委任為本公司執行董事及主席。彼自二零零一年九月起出任福建閩南(漳州)經濟發展股份有限公司之獨立董事，該公司為深圳證券交易所之公眾上市公司。彼曾於一九九二年至二零零零年出任申銀萬國(香港)有限公司之董事兼行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年60歲，於二零零二年三月十五日獲委任為本公司執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，在香港及馬來西亞曾擔任不同高級管理職位。

江木賢先生，現年38歲，於二零零二年五月十三日獲委任為本公司執行董事。彼畢業於香港城市大學，取得工商管理學士學位。江先生為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財務分析員。

獨立非執行董事

鄭慕智先生，現年54歲，於一九九九年十二月二十八日獲委任為本公司之獨立非執行董事。彼為香港律師及公證行胡百全律師事務所之資深合夥人。鄭先生於一九九一年至一九九五年間，曾任香港立法局議員，彼為香港董事學會之創會主席，現為該會之榮譽會長及榮譽主席。彼同時亦為其他多間上市公司之獨立非執行董事。

勞偉安先生，現年42歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司(包括香港上市公司)方面擁有豐富經驗。勞先生現時為上海聯合水泥股份有限公司之獨立非執行董事。

高級管理人員

陳窦芳女士，現年52歲，獲委任為本公司中國部總經理。陳女士在中國接受教育，財經專科畢業。彼從事銀行、金融及管理工作30多年，累積了豐富的工作經驗與知識，熟悉企業管理、投資項目評估及多種證券金融業務運作，因而深得境內外金融界的讚賞。陳女士於一九八六年評聘為經濟師，並於一九八六年起在銀行及中資駐港某省級大公司任高職。

陳有誠先生，現年39歲，於二零零三年三月獲委任為本公司之全資附屬公司－星光電訊有限公司（「星光電訊」）之總經理，在擔任此職位前，彼為星光電訊之高級經理。陳先生於澳洲Macquarie University取得市場管理碩士學位，彼從事產品開發及市場拓展、銷售管理及企業策劃管理工作逾15年。陳先生在電訊及高科技行業擁有豐富經驗，並於多間知名公司，如其士（傳訊服務）有限公司及華潤萬眾電話有限公司，擔任重要職位。

馮靖文女士，現年37歲，為本公司之公司秘書。彼為英國特許秘書及行政人員公會會員，在公司秘書專務方面積逾10年經驗。

本公司董事（「董事」）謹此呈奉截至二零零三年十二月三十一日止年度之年報及經審核財務報告。

主要業務

本公司為一間投資控股公司，其主要附屬公司之業務載於財務報告附註39 。

業績及撥款

本集團截至二零零三年十二月三十一日止年度之業績載於第19頁之綜合收益表。

中期股息每股0.01港元合共為3,715,000港元於年內派發予本公司股東（「股東」）。董事建議向於二零零四年六月三日名列本公司股東名冊之股東派發每股0.04港元合共為14,859,000港元之末期股息。

股本及認股權證

本公司之股本及認股權證於本年度之變動詳情載於財務報告附註28。

儲備

本集團及本公司之儲備於本年度之變動分別載於第22頁之綜合權益變動表及財務報告附註29。

投資物業與物業、廠房及設備

本集團名下之投資物業與土地及樓宇於二零零三年十二月三十一日進行重估，重估減值分別為1,060,000港元及68,000港元，已自綜合收益表扣除。

有關詳情及本集團名下投資物業與物業、廠房及設備於本年度之其他變動分別載於財務報告附註17及18。

董事及服務合約

本年度內及截至本報告日期止之董事會成員如下：—

執行董事：—

莊淑浣女士*（主席）*

王炳忠拿督

江木賢先生

獨立非執行董事：—

鄭慕智先生

勞偉安先生

譚少華先生　（於二零零三年六月三日任滿告退）

根據本公司之公司細則第99條、第102條及第182(vi)條，鄭慕智先生（「鄭先生」）將於應屆股東週年大會上任滿告退。根據於二零零四年三月三十一日生效之經修訂香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」），鄭先生作為一家提供法律服務予本公司之律師行 — 胡百全律師事務所之高級合伙人，彼被視為不再有獨立性。故此，鄭先生將不會膺選連任。

各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償（法定補償除外）之服務合約。

董事於合約之權益

除財務報告附註37所披露者外，於本年度結算日或年內任何時間，本公司或其任何附屬公司概無訂立任何董事（不論直接或間接）擁有重大權益之重大合約。

董事及主要行政人員的權益

於二零零三年十二月三十一日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或聯交所作出的知會，董事、本公司的主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份或債券的權益及淡倉如下：—

於本公司股份的好倉

	每股面值0.01港元之普通股數目					佔已發行普通股之百分比
董事姓名	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**合計**	
莊淑涴女士（「莊女士」）	–	–	105,248,000（附註）	–	105,248,000	28.33%

附註：莊女士被視為擁有本公司105,248,000股普通股的公司權益，該股份乃由China Spirit Limited（「China Spirit」）擁有67.7%的附屬公司Vigor Online Offshore Limited（「Vigor Online」）持有，而莊女士則擁有China Spirit 100%的實質權益。

除上文所披露外，於二零零三年十二月三十一日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，董事或本公司主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券的任何權益或淡倉。

董事購入股份或債券之權利

於年內任何時間，本公司或其任何附屬公司概無訂立任何安排，令董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東的權益

於二零零三年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司的股份及相關股份的權益或淡倉：－

於本公司股份的好倉

名稱	身份	所持股份數目	持股百分比
莊女士	所控制的公司持有(附註)	105,248,000	28.33%
China Spirit	所控制的公司持有(附註)	105,248,000	28.33%
Vigor Online	實益擁有人	105,248,000	28.33%

附註： Vigor Online 為China Spirit 擁有67.7%之附屬公司，而莊女士則擁有China Spirit 100%之實質權益。因此，根據證券及期貨條例，China Spirit 及莊女士均被視為擁有105,248,000股本公司股份之權益。

除上文所披露外，於二零零三年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份的權益或淡倉。

主要客戶及供應商

本集團五大客戶所佔之銷售額合共佔其銷售總額不足30%，而本集團五大供應商所佔之購貨額合共佔其總購貨額不足30%。

購入、出售或贖回上市證券

本公司或其任何附屬公司於本年度內並無購入、出售或贖回本公司之任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無載有優先購買權之規定，要求本公司須按比例發售新股予現有股東。

企業規管

董事會

於二零零三年，董事會共召開3 次全體會議。各董事的出席率詳列如下：—

董事姓名	出席董事會會議的數目
莊淑涴女士	1
王炳忠拿督	3
江木賢先生	3
鄭慕智先生	3
勞偉安先生	3
譚少華先生	1

執行委員會

本公司自一九九八年五月二十三日根據本公司之公司細則第124條至127條設立執行委員會，目的為審批及監察本集團之日常業務。於二零零三年，執行委員會共召開23次會議。

投資委員會

本公司於二零零零年二月二日設立投資委員會，目的為審批及監察本集團投資組合及項目。投資委員會於年內共召開9次會議。

審核委員會

本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14 段，於一九九九年一月二十九日設立審核委員會。截至本報告日期止，審核委員會由兩名獨立非執行董事組成。審核委員會於年內已舉行了4次會議。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內已遵守上市規則附錄14所載之最佳應用守則之規定，惟非獨立非執行董事並無特定委任年期，但須根據本公司之細則輪值告退。

結算日後事項

有關結算日後發生之重大事項已詳列於財務報告附註38。

核數師

本公司將於應屆股東週年大會上提呈重新委聘德勤。關黃陳方會計師行擔任本公司核數師之決議案。

代表董事會

執行董事

王炳忠拿督

香港，二零零四年四月十六日

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

列位股東:

本核數師行已完成審核載於第**19**至**65**頁按照香港普遍採納的會計準則編製的財務報告。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報告。在編製該等真實與公平之財務報告時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行的審核工作的結果,對該等財務報告表達獨立的意見,並遵照百慕達公司法第**90**條僅向整體股東報告,而不作其他用途。我們不會就本報告的內容向其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式,查核與財務報告所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報告時所作的重大估計和判斷,所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲充份的憑證,就該等財務報告是否存有重大的錯誤陳述,作出合理的確定。在表達意見時,本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報告真實與公平地反映　貴公司及　貴集團於二零零三年十二月三十一日的財務狀況及 貴集團截至該日止年度的溢利及現金流量,並已按照香港公司條例的披露要求而妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港,二零零四年四月十六日

* 中文名稱僅供識別

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	4	**487,708**	1,292,852
銷售成本		**(428,844)**	(1,407,528)
毛利／(虧損)		**58,864**	(114,676)
投資之溢利／(虧損)淨額	6	**121,362**	(404,234)
其他經營收入	7	**19,988**	18,715
分銷成本		**(6,621)**	(12,689)
行政支出		**(28,150)**	(52,530)
其他經營支出		**(3,934)**	(16,941)
經營業務溢利／(虧損)	8	**161,509**	(582,355)
融資成本	9	**(545)**	(603)
認股權證屆滿時所得之溢利	28(e)	**90,369**	–
出售附屬公司之溢利	11	**41,109**	–
商譽之已確認減值虧損	12	**–**	(2,250)
出售一間聯營公司之虧損	13	**–**	(9,085)
應佔聯營公司之業績	13	**–**	(9,005)
應佔共同控制實體之業績		**(28)**	(119)
除税前溢利／(虧損)		**292,414**	(603,417)
税項(支出)／撥回	14	**(336)**	198
未計少數股東權益前溢利／(虧損)		**292,078**	(603,219)
少數股東權益		**–**	305
本年度溢利／(虧損)		**292,078**	(602,914)
股息	15		
－已付中期股息		**3,715**	–
－建議末期股息		**14,859**	–
每股盈利／(虧損)	16		
－基本及攤薄		**0.79港元**	(1.62港元)

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
投資物業	17	31,550	32,610
物業、廠房及設備	18	12,333	14,194
於一間共同控制實體之權益	20	–	1,926
證券投資	21	388,115	284,306
其他非流動資產		528	745
		432,526	333,781
流動資產			
存貨	22	5,139	10,315
證券投資	21	457,441	449,471
應收賬項、按金及預付款項	23	40,935	23,103
應收貸款	24	25,827	5,000
有抵押銀行定期存款	34	26,988	7,567
銀行結餘及現金		134,600	81,536
		690,930	576,992
流動負債			
應付賬項及應計費用	25	8,390	59,650
客戶訂金及預收款項		7,229	47,030
應付一間共同控制實體之款項	26	–	1,200
應付税項		4,300	4,127
		19,919	112,007
流動資產淨值		671,011	464,985
資產淨值		1,103,537	798,766
資本及儲備			
股本	28	3,715	92,865
儲備		1,099,822	705,901
總資本及儲備		1,103,537	798,766

載於第19至65頁之財務報告於二零零四年四月十六日獲董事會批准及授權發佈，並由下列董事代表董事會簽署：

董事
莊淑涴女士

董事
王炳忠拿督

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之權益	19	**2,097,037**	2,277,266
流動資產			
按金及預付款項		**267**	187
銀行結餘及現金		**120,952**	73,260
		121,219	73,447
流動負債			
應計費用		**1,082**	1,478
流動資產淨值		**120,137**	71,969
總資產減流動負債		**2,217,174**	2,349,235
非流動負債			
應付予附屬公司之款項	27	**1,339,309**	1,461,389
資產淨值		**877,865**	887,846
資本及儲備			
股本	28	**3,715**	92,865
儲備	29	**874,150**	794,981
總資本及儲備		**877,865**	887,846

董事
莊淑涴女士

董事
王炳忠拿督

截至二零零三年十二月三十一日止年度

	股本	股份溢價	負值商譽	商譽	認股權證儲備	資產重估儲備	資本贖回儲備	滙兌儲備	保留溢利／(累積虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
其他投資重估減值及在綜合收益表內未確認之虧損	-	-	-	-	-	(8,236)	-	-	-	(8,236)
其他投資之已確認減值虧損	-	-	-	-	-	86,629	-	-	-	86,629
年內虧損	-	-	-	-	-	-	-	-	(602,914)	(602,914)
於二零零二年十二月三十一日	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
其他投資重估增值	-	-	-	-	-	52,280	-	-	-	52,280
因換算海外附屬公司之財務報表所產生之滙兌差額	-	-	-	-	-	-	-	(2,015)	-	(2,015)
綜合收益表內未確認之溢利／(虧損)淨額	-	-	-	-	-	52,280	-	(2,015)	-	50,265
因行使認股權證而產生以溢價發行股份	2	87	-	-	(12)	-	-	-	-	77
因資本重組及股份溢價之減少而減少累積虧損(附註28)	(89,152)	(375,996)	-	-	-	-	-	-	465,148	-
收益表內已確認認股權證屆滿時所得之溢利	-	-	-	-	(90,369)	-	-	-	-	(90,369)
因出售附屬公司而調撥	-	-	-	1,237	-	-	-	(125)	-	1,112
因出售其他投資所產生之重估儲備而調撥	-	-	-	-	-	55,323	-	-	-	55,323
年內溢利	-	-	-	-	-	-	-	-	292,078	292,078
已付中期股息	-	-	-	-	-	-	-	-	(3,715)	(3,715)
於二零零三年十二月三十一日	**3,715**	**759,776**	**32,883**	**-**	**-**	**16,878**	**1,922**	**-**	**288,363**	**1,103,537**

截至二零零三年十二月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
經營業務		
經營業務溢利／(虧損)	**161,509**	(582,355)
調整項目：		
利息收入	**(10,103)**	(1,910)
物業、廠房及設備之折舊及攤銷	**1,461**	4,049
其他非流動資產已確認之減值虧損	**124**	–
物業、廠房及設備已確認之減值虧損	**–**	6,562
變現其他上市投資之收益	**–**	(8,091)
出售其他非流動資產之虧損	**–**	200
出售物業、廠房及設備之虧損	**398**	822
投資之已變現及未變現(溢利)／虧損淨額	**(123,771)**	325,696
其他投資之已確認減值虧損	**–**	86,629
供買賣投資之已確認減值虧損	**2,409**	–
投資物業之重估減值	**1,060**	270
租賃土地及樓宇之重估減值	**68**	48
壞賬撥備	**–**	13,180
撥回：		
一訴訟成本撥備	**–**	(7,459)
一壞賬撥備	**–**	(10,000)
一長期未付之債項	**–**	(5,166)
營運資金變動前之經營現金流量	**33,155**	(177,525)
存貨減少	**3,503**	2,596
買賣投資減少	**67,836**	87,225
應收賬項、按金及預付款項(增加)／減少	**(23,661)**	51,990
應收貸款增加	**(20,827)**	(5,000)
應付賬項及應計費用增加／(減少)	**419**	(65,579)
客戶訂金及預收款項減少	**(39,801)**	(44,556)
應付一間共同控制實體之款項增加	**–**	1,200
經營業務之現金流入／(流出)	**20,624**	(149,649)
已付税款	**(171)**	(14)
已付利息	**(545)**	(603)
已付股息	**(3,715)**	–
經營業務之現金流入／(流出)淨額	**16,193**	(150,266)

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
投資業務			
出售其他投資所得款項		63,835	12,991
已收利息		10,103	1,910
出售物業、廠房及設備所得款項		13	388
有抵押銀行定期存款增加		(19,421)	(7,567)
購買其他投資		(14,485)	(24,175)
出售一間附屬公司之現金流出淨額	30	(800)	–
購買物業、廠房及設備		(277)	(1,295)
出售一間聯營公司所得款項淨額		–	37,494
出售其他非流動資產所得款項		–	810
購買一間附屬公司之額外權益		–	(2,250)
購買一間聯營公司之權益		–	(1,007)
投資業務之現金淨額		38,968	17,299
融資業務			
新增銀行貸款		170,067	512,882
行使認股權證所得款項		77	–
償還銀行貸款		(170,067)	(512,882)
融資業務之現金淨額		77	–
現金及現金等值增加／（減少）淨額		55,238	(132,967)
外幣滙率轉變之影響		(2,174)	–
年初之現金及現金等值		81,536	214,503
年終之現金及現金等值， 代表銀行結餘及現金		134,600	81,536

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司,其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一間投資控股公司,其主要附屬公司之業務載於附註39 。

2. 採納財務申報準則

於本年度,本集團已採納由香港會計師公會(「香港會計師公會」)之香港財務申報準則(「香港財務申報準則」)一會計實務準則(「會計準則」)第12號(經修訂)「所得税」。此香港財務申報準則之條款已包含在會計準則之內,其解釋已被香港會計師公會所批核。實施會計準則第12號(經修訂)之主要影響乃與遞延税項有關。採納會計準則第12號(經修訂)須採用資產負債表負債法,就此而言,乃就財務報告表所載資產負債與計算應課税溢利所採用之相應税基,兩者賬面值間之一切臨時差異而確認遞延税項,惟有少數除外情況。

採納此會計準則對本年度或以往年度之業績並無重大影響,因此並無需要作出以往年度之調整。

3. 主要會計政策

財務報表按歷史成本慣例編製及依投資物業、土地及樓宇及證券投資之重新估價而修定。

財務報表乃根據香港普遍採納之會計原則而編製,所採用之會計政策原則如下:

綜合基準

綜合財務報表合併了本公司及其附屬公司每年截至十二月三十一日之財務報表。

年內所收購或出售之附屬公司之業績適當地由收購之生效日起計,或截至出售之生效日為止已包括入綜合收益表。

本集團內所有公司間之重大交易及結餘均在綜合賬目時對銷。

3. 主要會計政策(續)

商譽

綜合賬目時產生之商譽指收購代價高於本集團應佔有關附屬公司、聯營公司或共同控制實體可認定資產及負債於收購日期之公平價值之差額。

於二零零一年一月一日前,因收購而產生之商譽將繼續保留於儲備中,當出售有關附屬公司、聯營公司或共同控制實體時,或當商譽被決定減值時,商譽將在收益表中扣除。

於二零零一年一月一日後,因收購而產生之商譽將轉作固定資產及以直線法於其可用年限攤銷。因收購聯營公司或共同控制實體而產生之商譽,已包括在聯營公司或共同控制實體之賬面值。因收購附屬公司而產生之商譽已分開呈列在資產負債表。

於出售附屬公司、聯營公司或共同控制實體時,未攤銷之商譽/ 以往用作抵銷或增加儲備之商譽才計算在出售收入或虧損。

負值商譽

負值商譽乃指集團在收購日應佔附屬公司、聯營公司或共同控制實體之可認定資產及負債公平值之權益高於收購成本。

在二零零一年一月一日前,由收購附屬公司產生之負值商譽,將繼續保留在儲備賬內,並在出售有關附屬公司時會撥作收益。

在二零零一年一月一日後,由收購附屬公司、聯營公司或共同控制實體產生之負值商譽,將會根據市況分析從資產中扣除並計算為收益。

如負值商譽部份屬於在收購日之可預期虧損或支出,但此並不等同於收購日可確定之負債,則在此等虧損或支出所發生之期間計算為收益。其剩餘負值商譽部份,並未高出於已收購之可認定非貨幣性資產之公平價值,則按其可確定及已收購之可供折舊資產之平均剩餘可使用年期,以收入方式按直線法入賬。如負值商譽高出於已收購之可確定非貨幣性資產之公平總值時,則該高出之部份即時以收入方式入賬。

3. 主要會計政策（續）

收入確認

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

利息收入根據結存本金及適用利率按時間基準累計。

租金收入（包括就根據經營租約出租之物業提早開列發票之租金）乃於租約期內按直線基準確認。

投資物業

投資物業為已落成之物業，乃因其具有投資潛質而持有，任何租金收入均按公平原則磋商。

投資物業乃按其公開市值（以於資產負債表結算日之獨立專業估值為依據）列賬。任何投資物業之重估增值或減值均撥入投資物業重估儲備或自投資物業重估儲備扣除，除非此項儲備之結餘不足以彌補重估減值，在此情況下，重估減值超出投資物業重估儲備之數額於損益表中扣除。倘之前已於損益表中扣除一項重估減值而其後出現重估增值，此項增值須於損益表中入賬，數額以早前扣除之減值為限。

在出售某項投資物業時，該項物業所佔之投資物業重估儲備均轉移至收益表中。

除租約剩餘年期為20年或以下外，投資物業均不計算折舊。

3. 主要會計政策(續)

物業、廠房及設備

物業、廠房及設備均按成本值或估值減除折舊、攤銷及任何已確定之減值虧損後列賬。

土地及樓宇乃按其重估值(即按現有用途基準於重估日期之公平價值減除其後出現之任何累積折舊,攤銷及任何其後之減值虧損)列於資產負債表。重估工作定期進行,頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公平價值為準。

任何因土地及樓宇之重估所產生之增值均撥入資產重估儲備內,因重估土地及樓宇而致賬面淨值減少之價值須以支出形式扣除,除因相同之資產於以往重估時而引致之重估減值已確認為支出,此等重估增值需撥入損益表中但不能超越以往之減值支出。因重估土地及樓宇而致賬面淨值減少之數額須以支出形式處理,惟以超出以往就重估該特定物業而撥入重估儲備之餘額(如有)為限。在日後出售土地及樓宇時,於以往年度尚未轉撥至保留溢利之應計重估增值均轉撥至保留溢利。

物業、廠房及設備之折舊及攤銷乃以直線法於其估計可用年限按如下年率撇銷成本:—

租約土地	按租約餘下年期
樓宇	按租約年期或30-50 年(以較短者為準)
電腦及電子設備	20%
傢俬及裝置	20%-50%
車輛	20%-50%

出售或棄置某項資產之損益,視乎出售該項資產所得款項與其賬面值兩者間之差額而定,及於收益表內確認。

附屬公司

於附屬公司之投資乃按成本減除任何已確認之減值虧損,呈列在本公司之資產負債表。

3. 主要會計政策(續)

聯營公司

綜合收益表包括本集團本年度應佔其聯營公司之收購後業績。在綜合資產負債表內,於聯營公司之權益乃按本集團應佔聯營公司之資產淨值減除任何已確認之減值虧損列賬。

當本集團與其聯營公司進行交易時,未變現損益均予對銷,以本集團於有關聯營公司所佔權益為限,惟倘未變現虧損足以證明所轉讓之資產出現減值則除外。

共同控制實體

任何合營安排涉及成立獨立實體,且合營各方均擁有該實體的權益者,乃稱為共同控制實體。

本集團於共同控制實體之權益乃按本集團分佔共同控制實體之資產淨值列入綜合資產負債表,當中須加上收購時所支付之溢價或扣減收購時之任何折讓,並以任何尚未撇銷、攤銷或解除至收入扣減已辨認之減值為限。本集團分佔共同控制實體之收購後業績乃列入綜合收益表內。

證券投資

證券投資按交易日期基準確認,最初按成本計算。

於往後之申報日期,本集團已表明其意向有能力持有至期滿之債務證券(持有至期滿之債務證券),按已攤銷之成本值,減除任何反映其不可復原數目之已確認減值虧損衡量價值。

所有證券(持有至期滿之債務證券除外)均於往後之申報日期按公平價值衡量價值。

倘證券乃持作買賣用途,未變現損益均列入期內之溢利或虧損淨額。其他證券方面,未變現損益均撥入股本權益處理,直至出售有關證券或確定已出現減值為止,屆時累積損益均列入期內之溢利或虧損淨額。

存貨

存貨(指供買賣之商品)按成本或可變現淨值兩者間之較低者列賬。成本乃按先入先出法計算。

3. 主要會計政策(續)

其他非流動資產

其他非流動資產(指會所債券)按成本值減除任何已確認之減值虧損。

減值

於各結算日,本集團均會審閱其有形及無形資產之賬面值,藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值,則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支,除非有關資產根據另一項會計準則以重估金額列賬,則上述減值虧損將根據該項會計準則視為重估減值。

倘某項減值虧損其後撥回,則該項資產之賬面值須增至其可收回金額之經修訂估計數額,惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入,除非有關資產根據另一項會計準則以重估金額列賬,則撥回減值虧損將被視為重估減值。

用於交易及投資的衍生工具

本集團買賣衍生工具之活動乃根據公平價值記錄,而未變現損益則於收益表反映。交易持倉之公平價值一般是根據上市市價計算,如不能提供上市市場價值或本集團之持倉套現合理地被認為會對市價產生衝擊,公平價值之衡量則會根據其他有關因素計算,包括經紀報價及不同市場(包括於不同地區之市場)上類似工具之報價。若干衍生工具合約之公平價值源於計價模式,即考慮該財務工具或商品之當時市場價格及合約上之價格,或相關持倉之時值、收益曲線或波動因素。

稅項

所得稅支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目,亦不包括利潤表內毋須課稅或不獲減免之項目,故應課稅溢利與利潤表所列示之淨溢利有所不同。

3. 主要會計政策(續)

稅項(續)

遞延稅項指就財務報告表所載資產負債與計算應課稅溢利所採用之相應稅基,兩者賬面值間之差異而預期應付或可收回之稅項,並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債,及倘應課稅溢利可能足以抵銷可獲減免之臨時差異,則確認為遞延稅項資產。倘因商譽(或負商譽)或初步確認(業務綜合除外)交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利,則有關資產及負債不予確認。

附屬公司及聯營公司投資以及於合營企業之權益所產生之應課稅臨時差異確認為遞延稅項負債,惟以本集團能控制其撥回及於可見將來可能不獲撥回之臨時差異為限。

遞延稅項資產之賬面值會於各結算日審核,及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於利潤表扣除或計入利潤表,除非遞延稅項與直接於權益扣除或計入權益之項目有關,在此情況下則遞延稅項亦計入權益內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人,該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金,以直線法按有關租賃予以確認。

本集團作為承租人

根據經營租賃下之應付租金,以直線法按有關租賃,以支出形式扣除。

3. 主要會計政策(續)

退休福利計劃

本集團之定額供款退休計劃、強制性公積金計劃或中央公積金計劃之供款於到期日以支出形式扣除。

外幣

以港元以外其他貨幣進行之交易乃按交易當日之主要匯率兑換記錄。以港元以外其他貨幣為單位之貨幣資產及負債乃按資產負債表結算日之主要匯率重新兑換為港元。匯兑損益已包括在本年度之溢利或虧損淨額。

在綜合賬目時,本集團於海外之業務以港元以外其他貨幣為單位之資產及負債乃按資產負債表結算日之主要匯率兑換為港元。以港元以外其他貨幣為單位之收益及開支項目以期內平均匯率兑換港元,所產生之匯兑差額(如有)均歸類為資本及儲備並撥入本集團之匯兑儲備內,此等匯兑差額將於該等業務出售之期間確認為收入或支出。

4. 營業額

	二零零三年 千港元	二零零二年 千港元
銷售流動電話	**98,775**	168,241
出售上市買賣投資之款項	**381,237**	1,102,900
上市投資之股息收入	**6,662**	10,493
其他通訊產品	**1,034**	11,218
	487,708	1,292,852

5. 業務及地區資料

業務分項

於管理上,本集團現時分為兩大營運業務,分別是流動電話分銷,以及證券買賣及投資。其他主要指年內其他通訊產品之銷售及所賺取之租金收入,上述兩大業務乃本集團滙報主要分項資料所按之基準。

5. 業務及地區資料（續）

業務分項（續）

關於此等業務之分項資料呈列如下：—

截至二零零三年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	98,775	387,899	1,034	487,708
其他經營收入	–	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
業績				
分項業績	1,301	174,471	(3,037)	172,735
未分攤之其他經營收入				9,617
未分攤之公司支出				(20,843)
經營業務溢利				161,509
融資成本				(545)
認股權證屆滿時所得之溢利				90,369
出售附屬公司之溢利	41,109	–	–	41,109
應佔一間共同控制實體之業績	–	–	(28)	(28)
除税前溢利				292,414
税項支出				(336)
本年度溢利				292,078

5. 業務及地區資料（續）

業務分項（續）

截至二零零三年十二月三十一日止年度（續）

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
資產負債表				
資產				
分項資產	37,760	855,176	38,960	931,896
未分攤之公司資產				191,560
綜合總資產				1,123,456
負債				
分項負債	2,740	3,167	1,174	7,081
未分攤之公司負債				12,838
綜合總負債				19,919

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	未分攤之分項 千港元	綜合 千港元
其他資料					
資本開支	233	–	–	44	277
折舊及攤銷	511	–	199	751	1,461
綜合收益表內已確認之減值虧損	–	2,409	–	124	2,533
其他非現金支出	–	–	1,128	398	1,526

5. 業務及地區資料（續）

業務分項（續）

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	168,241	1,113,393	11,218	1,292,852
其他經營收入	2,412	–	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
業績				
分項業績	(21,015)	(537,490)	(4,925)	(563,430)
未分攤之其他經營收入				10,420
未分攤之公司支出				(29,345)
經營業務虧損				(582,355)
融資成本				(603)
商譽之已確認減值虧損	–	(2,250)	–	(2,250)
出售一間聯營公司之虧損	–	(9,085)	–	(9,085)
應佔聯營公司之業績	–	(9,005)	–	(9,005)
應佔一間共同控制實體之業績	–	–	(119)	(119)
除稅前虧損				(603,417)
稅項撥回				198
未計少數股東權益前虧損				(603,219)
少數股東權益				305
本年度虧損				(602,914)

5. 業務及地區資料(續)

業務分項(續)

截至二零零二年十二月三十一日止年度(續)

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
資產負債表				
資產				
分項資產	27,888	736,641	47,931	812,460
於一間共同控制實體之權益	–	–	1,926	1,926
未分攤之公司資產	–	–	–	96,387
綜合總資產				910,773
負債				
分項負債	39,039	45,830	19,165	104,034
應付一間共同控制實體之款項	–	–	1,200	1,200
未分攤之公司負債	–	–	–	6,773
綜合總負債				112,007

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	未分攤之分項 千港元	綜合 千港元
其他資料					
資本開支	88	–	211	996	1,295
折舊及攤銷	2,287	–	1,339	423	4,049
綜合收益表內已確認之減值虧損	3,711	88,879	2,334	517	95,441
其他非現金支出	13	279,975	438	689	281,115

5. 業務及地區資料（續）

地區分項

本集團之經營業務分佈於香港及中國內地（「中國」）。

本集團之流動電話分銷業務在香港及中國進行，而證券買賣及投資業務則在香港進行。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入	
	二零零三年	二零零二年
	千港元	千港元
香港	**495,795**	1,229,841
中國	**2,284**	72,075
	498,079	1,301,916

以下為按照資產分佈之地區，以分項資產之賬面值及物業、廠房及設備之增加之分析：—

	分項資產之賬面值		物業、廠房及設備之增加	
	於二零零三年十二月三十一日	於二零零二年十二月三十一日	**截至二零零三年十二月三十一日止年度**	截至二零零二年十二月三十一日止年度
	千港元	千港元	**千港元**	千港元
香港	**1,098,756**	879,698	**277**	731
中國	**24,700**	31,075	**–**	564
	1,123,456	910,773	**277**	1,295

6. 投資之溢利／（虧損）淨額

	二零零三年 千港元	二零零二年 千港元
變現其他上市投資之收益	–	8,091
衍生工具之已變現虧損淨額	(14,205)	(48,167)
供買賣投資之未變現溢利／（虧損）淨額	137,976	(200,017)
衍生工具之未變現虧損淨額	–	(79,958)
其他投資之已確認減值虧損（附註a）	–	(86,629)
供買賣投資之已確認減值虧損（附註b）	(2,409)	–
企業債券之已變現收益淨額	–	2,446
	121,362	(404,234)

附註：－

(a) 按照新鴻基有限公司（「新鴻基」）於二零零二年十一月向其股東提出一項購回建議，以每股1.3港元之價格，其中0.3港元以現金支付，其餘1.0港元以債務證券支付，購回最多325,600,000股新鴻基股份，本集團於二零零二年十一月承諾出售最少152,760,720股新鴻基股份，其後於二零零三年二月按每股1.3港元之價格變現212,782,450股新鴻基股份。本公司董事（「董事」）認為該批212,782,450股新鴻基股份之價值已出現減值，而有關之減值虧損已於二零零二年十二月三十一日止年度由資產重估儲備轉撥至綜合收益表內。

(b) 其中一項買賣證券之上市地位已於二零零四年一月十九日取消。董事認為該項買賣投資之價值已全數減值。

7. 其他經營收入

	二零零三年 千港元	二零零二年 千港元
利息收入：—		
—債務證券	7,275	–
—銀行	479	1,351
—應收貸款	2,206	63
—其他	143	496
	10,103	1,910
訴訟賠償（附註）	4,941	–
經營租約物業扣除開支253,000港元（二零零二年：162,000港元）之租金收入	3,096	6,308
服務收入	–	2,412
維修收入	–	344
撥回長期未付之債項	–	5,166
其他	1,848	2,575
	19,988	18,715

附註：　當中包括一項4,778,000港元之賠償，作為解決訴訟關於前僱員之不當行為而造成之損失。

8. 經營業務溢利／（虧損）

	二零零三年 千港元	二零零二年 千港元
經營業務溢利／（虧損）已扣除／（撥回）：		
核數師酬金	**620**	700
已確認為支出之存貨成本	**90,182**	173,628
裁員及遣散費	**–**	1,243
投資物業重估減值	**1,060**	270
租約土地及樓宇重估減值	**68**	48
物業、廠房及設備之折舊及攤銷	**1,461**	4,049
物業、廠房及設備已確認之減值虧損	**–**	6,562
其他非流動資產已確認之減值虧損	**124**	–
出售物業、廠房及設備之虧損	**398**	822
員工成本，包括董事酬金	**12,478**	19,080
壞賬撥備	**–**	13,180
撥回：		
一訴訟成本撥備	**–**	(7,459)
一壞賬撥備	**–**	(10,000)

9. 融資成本

此數額代表於五年內全數償還銀行及其他借貸之利息。

10. 董事酬金及最高薪人仕

董事酬金

董事酬金分析如下：—

	二零零三年 千港元	二零零二年 千港元
袍金：—		
執行董事	–	–
非執行董事	–	63
獨立非執行董事	**267**	200
	267	263
執行董事享有之其他酬金：—		
薪金及其他福利	**1,709**	848
退休福利計劃供款	**45**	36
董事酬金總額	**2,021**	1,147

董事之酬金界乎下列範圍：—

	二零零三年 董事人數	二零零二年 董事人數
零至1,000,000港元	**6**	8

截至二零零三年十二月三十一日止各兩年度，並無因為喪失職銜引致之賠償予董事或前董事，亦未有董事免除任何酬金。

10. 董事酬金及最高薪人仕(續)

最高薪人仕

於本年度,五名最高薪人仕包括兩名董事(二零零二年:無),詳情已載於上文。本集團餘下三位最高薪人仕(二零零二年:五位)之酬金如下:—

	二零零三年 千港元	二零零二年 千港元
薪金及其他福利	1,958	3,686
退休福利計劃供款	61	160
	2,019	3,846

酬金界乎下列範圍:—

	二零零三年 僱員人數	二零零二年 僱員人數
零至1,000,000港元	3	4
1,000,001港元至1,500,000港元	–	1

11. 出售附屬公司之溢利

在二零零三年三月,Fulltime Profit Limited(本公司之一間間接全資附屬公司)及其附屬公司(「Fulltime Group」),於中國之流動電話分銷業務及智能大廈系統集成項目(統稱「中國業務」)已以代價港幣1元出售予一位獨立第三方人士。出售已於二零零三年三月二十九日完成及於當日將中國業務之控制權轉交給收購者。

11. 出售附屬公司之溢利(續)

中國業務於二零零三年一月一日至二零零三年三月二十九日期內之業績(已包括在綜合收益表內)如下:—

	二零零三年一月一日至二零零三年三月二十九日 千港元	二零零二年一月一日至二零零二年十二月三十一日 千港元
營業額	**1,062**	68,115
其他經營收入	**–**	3,456
經營成本	**(2,034)**	(100,309)
融資成本	**–**	(430)
應佔一間共同控制實體之業績	**(28)**	(119)
本期間/年度虧損	**(1,000)**	(29,287)

於本年度,中國業務並未為本集團業績之現金流量淨值帶來重大之貢獻。

於二零零二年十二月三十一日止年度,中國業務為本集團之經營現金流量淨流出11,000,000港元,投資業務已收為500,000港元,融資業務已付27,000,000港元。

中國業務於出售當日之資產及負債賬面值,列載於附註30。

出售中國業務產生溢利41,109,000港元,此筆款項相當於出售所得款項減Fulltime Group於出售日期負債淨額之賬面值、應佔商譽及滙兑儲備(見附註30)。上述交易並無產生税項支出或撥回。

12. 商譽之已確認減值虧損

於上年度,董事已評估從收購一間附屬公司額外權益而產生的2,250,000 港元商譽之可收回金額。董事確定此等商譽因此間附屬公司於過往數年均錄得虧損及其經營業務將持續蒙受損失而減值。因此,已全數於上年度之綜合收益表內扣除。

13. 應佔聯營公司之業績及出售一間聯營公司之虧損

根據本集團之會計政策，截至二零零二年十二月三十一日止年度應佔聯營公司之業績主要包括豐泰集團國際有限公司（「豐泰集團」）截至二零零二年六月三十日止之業績。於二零零二年八月，本集團變現其於豐泰集團之權益，代價為37,494,000港元（扣除支出），虧損9,085,000港元。

14. 稅項（支出）／撥回

	二零零三年	二零零二年
	千港元	千港元
本年期稅項：—		
於中國之所得稅	**(104)**	–
於前年度撥備不足		
香港	**(3)**	–
中國	**(229)**	–
	(336)	–
應佔聯營公司之稅項	**–**	198
	(336)	198

香港利得稅乃根據本年度之估計應課稅溢利按17.5%（二零零二年：16%）之稅率計算。

於本年度及上年度並無任何應課稅溢利，故並無在財務報表上提撥香港利得稅撥備。

於二零零三年六月，香港利得稅由16%增加至17.5%，並於二零零三／二零零四課稅年度開始生效。稅率增加之影響已於結算日在計算本年及遞延稅項結餘時反映。

於其他司法權區產生之稅項已按有關司法權區之適用稅率計算。

14. 稅項(支出)/撥回(續)

截至二零零三年十二月三十一日及二零零二年十二月三十一日止年度之(支出)/撥回與收益表內之溢利/(虧損)調節如下:—

	二零零三年 千港元	二零零二年 千港元
除稅前溢利/(虧損)	292,414	(603,417)
按本地利得稅稅率17.5%(二零零二年:16%)	(51,172)	96,547
不可減免開支之稅項影響	(17,707)	(41,687)
毋須課稅收入之稅項影響	32,647	21,700
動用過往未確認稅項虧損	39,972	149
未確認稅項虧損之稅項影響	(3,799)	(75,047)
前年度不足撥備	(232)	–
於其他司法權區經營之附屬公司不同稅率之影響	(49)	–
其他	4	(1,464)
本年度稅項(支出)/撥回	(336)	198

15. 股息

	二零零三年 千港元	二零零二年 千港元
普通股:—		
已付中期股息—每股0.01港元(二零零二年:無)	3,715	–
建議末期股息—每股0.04港元(二零零二年:無)	14,859	–

董事建議派發每股0.04港元之末期股息,此項建議尚待本公司股東於應屆股東週年大會上批准。

16. 每股盈利／（虧損）

每股基本及攤薄盈利／（虧損）乃根據下列數據計算：－

	二零零三年 千港元	二零零二年 千港元
計算每股基本及攤薄盈利／（虧損）所依據之盈利／（虧損）	**292,078**	(602,914)

	股份數目	股份數目
計算每股基本及攤薄盈利／（虧損）所依據之普通股份加權平均數	**371,464,499**	371,458,494

二零零二年度之每股虧損已就二零零三年七月十五日股份合併作出調整，詳情載於附註28。

在計算二零零二年度每股攤薄虧損時，由於本公司尚未行使之認股權證之行使價均高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。餘下之認股權證已於二零零三年六月屆滿並且作廢，詳情載於附註28(e)。

17. 投資物業

	本集團 千港元
估值	
於二零零三年一月一日	**32,610**
重估減值	**(1,060)**
於二零零三年十二月三十一日	**31,550**

17. 投資物業（續）

本集團所持投資物業之分析如下：—

	二零零三年 千港元	二零零二年 千港元
根據中期租約而持有之物業：—		
—在香港	14,850	15,610
—在中國	16,700	17,000
	31,550	32,610

本集團名下之投資物業，經由獨立專業物業估值行戴德梁行有限公司於二零零三年十二月三十一日按公開市場基準重估該等物業之價值。所產生之重估減值1,060,000港元（二零零二年：270,000港元）已自綜合收益表扣除。

本集團所持有之全部投資物業已根據經營租約租出。

18. 物業、廠房及設備

	租賃土地及樓宇 千港元	電腦及電子設備 千港元	傢俬及裝置 千港元	車輛 千港元	總額 千港元
本集團					
成本值或估值					
於二零零三年一月一日	10,935	11,567	7,959	1,796	32,257
匯兑調整	–	403	25	41	469
添置	–	8	269	–	277
出售	–	(3,893)	(5,136)	(607)	(9,636)
出售附屬公司	–	(5,997)	(352)	(729)	(7,078)
重估減值	(310)	–	–	–	(310)
於二零零三年十二月三十一日	**10,625**	**2,088**	**2,765**	**501**	**15,979**
包括：					
按成本值	–	2,088	2,765	501	5,354
按二零零三年估值	10,625	–	–	–	10,625
	10,625	2,088	2,765	501	15,979
折舊及攤銷及減值虧損					
於二零零三年一月一日	–	9,539	6,917	1,607	18,063
匯兑調整	–	361	24	30	415
本年度撥備	242	662	412	145	1,461
因出售而撇銷	–	(3,523)	(5,095)	(607)	(9,225)
因出售附屬公司而撇銷	–	(5,816)	(336)	(674)	(6,826)
因估值而撇銷	(242)	–	–	–	(242)
於二零零三年十二月三十一日	**–**	**1,223**	**1,922**	**501**	**3,646**
賬面淨值					
於二零零三年十二月三十一日	**10,625**	**865**	**843**	**–**	**12,333**
於二零零二年十二月三十一日	10,935	2,028	1,042	189	14,194

18. 物業、廠房及設備（續）

本集團所持土地及樓宇之分析如下：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
根據中期租約在香港持有之物業	**4,345**	4,505
根據下列租約在中國持有之物業：		
－長期租約	**2,800**	2,800
－中期租約	**3,480**	3,630
	10,625	10,935

本集團名下所有土地及樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零三年十二月三十一日按公開市場基準重估其價值。因重估所產生之減值68,000港元（二零零二年：48,000港元）已自綜合收益表扣除。

倘本集團名下所有土地及樓宇均按成本減累積折舊及攤銷列賬，此等物業之賬面值應為18,482,000港元（二零零二年：18,963,000港元）。

19. 於附屬公司之權益

	本公司	
	二零零三年	二零零二年
	千港元	千港元
非上市股份，按成本值	**32,168**	32,168
應收附屬公司款項	**3,887,417**	4,132,179
	3,919,585	4,164,347
減：應收附屬公司款項撥備	**(1,822,548)**	(1,887,081)
	2,097,037	2,277,266

於二零零三年十二月三十一日之主要附屬公司詳情載於附註39 。

董事認為，應收附屬公司款項不會於資產負債表結算日之後十二個月內償還，故歸納為非流動性質。

20. 於一間共同控制實體之權益

	本集團 二零零三年 千港元	 二零零二年 千港元
應佔資產淨值	–	1,926

本集團於本年度已出售於共同控制實體之權益，詳情載於附註11及30。

21. 證券投資

本集團

	供買賣投資		其他投資		總額	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
股本證券						
－在香港上市	425,249	333,179	112,045	295,991	537,294	629,170
－在海外上市	22,597	–	29,418	–	52,015	–
－非上市	–	104,607	–	–	–	104,607
	447,846	437,786	141,463	295,991	589,309	733,777
債務證券						
－非上市(附註)	–	–	256,247	–	256,247	–
	447,846	437,786	397,710	295,991	845,556	733,777
就申報而分析之賬面值						
－非流動	–	–	388,115	284,306	388,115	284,306
－流動	447,846	437,786	9,595	11,685	457,441	449,471
	447,846	437,786	397,710	295,991	845,556	733,777
上市證券之市值	447,846	333,179	141,463	295,991	589,309	629,170

21. 證券投資(續)

附註： 該等債務證券為新鴻基有限公司(「新鴻基」)發行及聯合集團有限公司(「聯合」)之債款票據，此乃本集團於本期間出售新鴻基及聯合股票之部份代價。該等債款票據分別按年息4厘及2.25厘計算及可於二零零八年三月七日及二零零八年八月十五日或之前贖回。

於二零零三年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
天安中國投資有限公司	香港	普通股	10.9%
聯合集團有限公司	香港	普通股	7.9%

22. 存貨

	本集團 二零零三年 千港元	二零零二年 千港元
供轉售之存貨－製成品	**5,139**	10,315

於二零零三年十二月三十一日，總值為2,049,000港元(二零零二年：782,000港元)之存貨乃按可變現淨值列賬。

23. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30 至90 日之賬期。

以下為應收貿易賬項之賬齡分析：—

	本集團	
	二零零三年	二零零二年
	千港元	千港元
90日內	12,471	10,454
91－180日	7	3,352
	12,478	13,806
其他應收賬項﹑按金及預付款項	28,457	6,849
衍生工具之已付溢價淨額	–	2,448
	40,935	23,103

24. 應收貸款

應收貸款並無抵押，按最優惠年利率加5%至15%計息及於一年內還款。

25. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：—

	本集團	
	二零零三年	二零零二年
	千港元	千港元
90 日內	1,723	4,057
91－180日	–	377
181－360日	–	117
360日以上	–	8,541
	1,723	13,092
其他應付賬項及應計費用	6,667	46,558
	8,390	59,650

26. 應付一間共同控制實體之款項

有關應付一間共同控制實體之款項並無抵押、免息及該共同控制實體已於本年內出售。

27. 應付予附屬公司之款項

有關應付予附屬公司之款項並無抵押、免息及無固定還款期。附屬公司已確定不會於資產負債表結算日之後十二個月內要求還款。因此，有關款項以非流動形式展示。

28. 股本

	股份數目		面值	
	二零零三年	二零零二年	二零零三年	二零零二年
			千港元	千港元
每股面值0.01港元之普通股				
法定：－				
於年初	30,000,000,000	30,000,000,000	300,000	300,000
削減股本（如附註a之定義）	(28,800,000,000)	–	(288,000)	–
年內增加（附註d）	28,800,000,000	–	288,000	–
於年終	30,000,000,000	30,000,000,000	300,000	300,000
已發行及繳足股款：－				
於年初	9,286,462,340	9,286,462,340	92,865	92,865
行使認股權證（附註e）	256,507	–	2	–
股本重組	(8,915,250,094)	–	(89,152)	–
於年終	371,468,753	9,286,462,340	3,715	92,865

28. 股本（續）

附註：－

根據本公司於二零零三年七月十四日所舉行之股東特別大會（「股東特別大會」）上通過由董事建議之決議案，本公司已進行下列之股本重組：－

(a) (i) 將截至通過本決議案之日期當日本公司已發行股本中每股面值0.01港元之股本註銷0.0096港元之已繳股本，以削減本公司已發行股本，致使每股股份會被視作本公司已發行股本中一股面值0.0004港元之繳足股份；及

(ii) 每股法定但尚未發行股份之價值由每股0.01港元削減至0.0004港元，以使本公司之法定股本由300,000,000港元削減至12,000,000港元（「削減股本」）；

(b) 根據本公司之公司細則及百慕達適用法例，削減於二零零二年十二月三十一日本公司股份溢價賬一筆375,995,500港元之貸方進賬額（「削減股份溢價」），連同運用削減股本所產生之89,152,500港元之貸方進賬額，以對銷或削減於二零零二年十二月三十一日本公司累計結餘約465,890,000港元之累計虧損；

(c) 將每25股每股0.0004港元之削減股份合併（「股份合併」）為每股面值0.01港元之新股份（「新股份」）；及

(d) 完成削減股本及股份合併後，透過增設28,800,000,000股未發行之新股份，將本公司之法定股本由12,000,000港元增至300,000,000港元（「增加法定股本」）（統稱「股本重組」）。

股本重組於二零零三年七月十五日生效。

(e) 認股權證

於二零零零年十二月三十一日止年度，本公司按於二零零零年五月十五日每持有五股普通股獲發一份認股權證之基準發行價值557,006,000港元之1,856,688,098份認股權證，每份作價0.05港元。每份認股權證之持有人有權由發行日期至二零零三年六月六日（首尾兩日包括在內）止期間隨時以現金按每股0.30港元（可予以調整）之價格認購本公司之普通股一股。

於本年度，價值77,000港元之256,507份認股權證已獲行使，以行使價每股0.3港元認購本公司256,507股普通股，而餘下價值556,923,000港元之1,856,409,741份尚未行使之認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調撥至收益表。

29. 儲備

	股份溢價	實繳盈餘	資本贖回儲備	認股權證儲備	保留溢利／(累積虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本公司						
於二零零二年一月一日	1,135,685	32,883	1,922	90,381	(30,532)	1,230,339
本年度虧損	–	–	–	–	(435,358)	(435,358)
於二零零二年十二月三十一日	1,135,685	32,883	1,922	90,381	(465,890)	794,981
因行使認股權證而產生之溢價	87	–	–	(12)	–	75
收益表內已確認認股權證屆滿時所得之溢利	–	–	–	(90,369)	–	(90,369)
因資本重組及股份溢價之減少而減少累積虧損	(375,996)	–	–	–	465,148	89,152
本年度溢利	–	–	–	–	84,026	84,026
已付中期股息	–	–	–	–	(3,715)	(3,715)
於二零零三年十二月三十一日	**759,776**	**32,883**	**1,922**	**–**	**79,569**	**874,150**

本公司之實繳盈餘乃於集團重組生效當日就交換附屬公司股份而發行之本公司股份之面值與所收購之附屬公司資產淨值兩者間之差額，減去其後向本公司作出之分派。

根據百慕達一九八一年公司法（經修訂），除保留溢利外，本公司之實繳盈餘亦可用以分派予股東。然而，在下列情況下，公司不得自實繳盈餘撥款宣佈或派發股息或進行分派：

(a) 公司目前或將在進行派發後無法於負債到期時還款；或

(b) 公司名下資產之可變現價值因此低於累積負債額及其已發行股本及股份溢價賬。

董事認為，本公司於二零零三年十二月三十一日可供分派予股東之儲備為112,452,000港元（二零零二年：無）。

30. 出售附屬公司

於附註11解釋，於二零零三年三月二十九日，本集團以1港元之代價出售其中國業務。負債淨額於出售日期如下：–

	二零零三年 三月 二十九日 千港元
出售之負債淨額:	
物業、廠房及設備	252
於一共同控制實體之權益	2,001
其他非流動資產	95
存貨	1,673
應收賬項、按金及預付款項	5,829
可收回税項	8
銀行結餘及現金	800
應付賬項及應計費用	(51,679)
應付一間共同控制實體之款項	(1,200)
	(42,221)
應佔商譽	1,237
變現滙兑儲備	(125)
	(41,109)
出售溢利	41,109
現金代價總額	–
因出售之淨現金流出:	
現金代價	–
出售之銀行結餘及現金	(800)
	(800)

31. 遞延稅項

截至二零零三年十二月三十一日，本集團及本公司擁有可抵銷未來溢利之估計未動用稅項虧損為1,964,000,000港元及74,000,000港元（二零零二年：2,166,000,000港元及67,000,000港元），由於無法預知未來溢利，故並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異為32,000,000港元（二零零二年：32,000,000港元）。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延稅項資產。

32. 或然負債

(a) 本公司已就旗下一間附屬公司所獲授予之一般融資向銀行提供擔保。該附屬公司於二零零三年十二月三十一日已動用融資款項4,846,000港元（二零零二年：無）。

此外，本公司亦就旗下附屬公司獲授之融資向多間證券行提供擔保。於二零零三年及二零零二年十二月三十一日，旗下之附屬公司並無動用任何融資。

(b) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(c) 於一九九七年，本公司曾向得信佳前主要股東兼前主席及Chambord Investment Inc.就有關電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

有關上述(b)及(c)項，董事無法估計提供賠償保證及擔保所產生之財務影響。

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube 購買兩套 MediaCube 3000 系統，提出索償約 1,980,000美元（約相當於15,305,000 港元）連同利息之款項。nCube 對STSL提出索償乃以數碼電視與nCube 之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube 之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報告上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation (「Stellar One」)根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One 於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本財務報告獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於財務報告中作出任何撥備。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

34. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行作為取得短期銀行融資之抵押：–

	本集團	
	二零零三年	二零零二年
	千港元	千港元
投資物業	11,350	–
有價證券	54,583	164,554
銀行定期存款及現金	26,988	7,567
	92,921	172,121

35. 經營租約安排

本集團作為承租人：–

	本集團	
	二零零三年	二零零二年
	千港元	千港元
根據物業之經營租約下，支付之最低租約付款	4,311	10,515

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：–

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	1,075	3,945
第二年至第五年（首尾兩年包括在內）	428	1,173
	1,503	5,118

經營租約應付款為本集團若干辦公室物業及貨倉之應付租金。租約協議平均2 至5年期而租金亦固定平均為2年期。

35. 經營租約安排(續)

本集團作為出租人:–

於本年度物業租金收入為3,349,000港元(二零零二年:6,470,000港元)。投資物業預期產生6.3%租金收益(二零零二年:5.7%)。所持物業於未來平均2年已有承租人。

於資產負債表結算日,本集團根據租賃物業之不可撤消之經營租約,將於未來應收的最低租約付款如下:–

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	**2,272**	4,033
第二年至第五年(首尾兩年包括在內)	**1,895**	1,185
	4,167	5,218

於二零零三年十二月三十一日,本公司並無任何經營租約承諾(二零零二年:無)。

36. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理,交由獨立信託人控制之基金管理。

自收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃,沒收之供款將用於削減本集團日後所須支付之供款,或應本公司要求退還予本公司。

於二零零三年十二月三十一日,任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款為5,000港元(二零零二年:17,000港元)。

36. 退休福利計劃(續)

除定額供款退休福利計劃外，本集團須分別為若干香港僱員及中國內地僱員，就有關法例，以每月薪酬之適當比率，供款強積金及中央退休計劃。

年內之退休福利計劃供款於扣除71,000港元(二零零二年：43,000港元)之沒收供款後達446,000港元(二零零二年：136,000港元)。

37. 關連各方交易

於二零零二年十二月三十一日，本公司向China Sci-Tech Holdings Limited中國科技集團有限公司*(「中國科技」，本公司之前度主要股東)償付費用4,000,000港元。該筆費用包括(i)兩名前度董事(兩者均身兼中國科技之董事)之薪酬；(ii)其他員工成本；及(iii)日常營運開支。償付金額以中國科技之實際支出為依據。

38. 結算日後事項

於二零零四年二月十九日，本公司之一間間接全資附屬公司以每股0.3港元之價格出售728,000,000股天安中國投資有限公司之股份。

39. 主要附屬公司詳情

於二零零三年十二月三十一日之主要附屬公司詳情如下：－

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股 1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股 1美元	100%	投資控股

* 中文名稱僅供識別

39. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有(續)				
Yuenwell Holdings Limited	英屬處女群島	普通股 1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股 400美元	100%	投資控股
間接持有				
中國網絡代理人有限公司	香港	普通股 200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股 2港元	100%	提供秘書服務
Dualiane Limited	英屬處女群島	普通股 1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股 1美元	100%	在香港從事證券買賣
Forepower Limited	英屬處女群島	普通股 1美元	100%	香港物業投資
展和有限公司	香港	普通股 200,000港元	100%	持有物業
Gold Chopsticks Limited	英屬處女群島	普通股 1美元	100%	投資控股

39. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
金立盛有限公司	香港	普通股 2港元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股 1美元	100%	在香港及海外從事證券買賣
邦盈有限公司	香港	普通股 2港元	100%	放債
建迪有限公司	香港	普通股 2港元	100%	物業投資
康遠有限公司	香港	普通股 2港元	100%	持有物業
Pro Leader Limited	英屬處女群島	普通股 1美元	100%	投資控股
景溢投資有限公司	香港	普通股 2港元	100%	投資控股
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星光電訊(中國投資)有限公司	香港	普通股 2港元	100%	投資控股

39. 主要附屬公司詳情（續）

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有（續）				
星光電訊集團有限公司	香港	普通股 200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	電訊及資訊科技產品及服務
星光電訊置業有限公司	香港	普通股 200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股 1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股 2港元	100%	投資控股
中國網絡（百慕達）有限公司	香港	普通股 2港元	100%	投資控股
盈光有限公司	香港	普通股 2港元	100%	物業投資
星電電子技術發展（深圳）有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢

39. 主要附屬公司詳情(續)

\# 遞延股並非由本集團持有,亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派

* 全外資企業

依董事之意見,上表列載之本公司各附屬公司,已能大致反映本集團於本年度之業績或主要資產淨值情況,如加載其他附屬公司之詳情,將令資料過於冗長。

除在「主要業務」一欄另行說明外,所有附屬公司均在其註冊成立地點經營業務。

於二零零三年十二月三十一日或年內任何時間,各附屬公司概無任何債務證券。

以下為本集團於過去五年財政年度之綜合業績及資產與負債，乃摘錄自本集團已公佈之經審核財務報告，並適當地重新分類：

業績

	截至十二月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	千港元	千港元	千港元	**千港元**
營業額					
持續經營業務	557,584	2,663,069	2,339,466	1,292,852	**487,708**
已終止經營業務	148,723	–	–	–	–
	706,307	2,663,069	2,339,466	1,292,852	**487,708**
除稅前溢利／(虧損)	328,628	1,321,989	(732,640)	(603,417)	**292,414**
稅項	(2,578)	2,161	2,002	198	**(336)**
未計少數股東權益前溢利／(虧損)	326,050	1,324,150	(730,638)	(603,219)	**292,078**
少數股東權益	11,374	17,612	13,384	305	–
本年度溢利／(虧損)	337,424	1,341,762	(717,254)	(602,914)	**292,078**

資產及負債

	於十二月三十一日				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	千港元	千港元	千港元	**千港元**
資產總值	4,449,208	2,590,317	1,513,751	910,773	**1,123,456**
負債總額	(126,919)	(418,898)	(190,159)	(112,007)	**(19,919)**
少數股東權益	(26,843)	(9,231)	(305)	–	–
股東資金	4,295,446	2,162,188	1,323,287	798,766	**1,103,537**